  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 27, 1998
                                                     REGISTRATION NO. 333-56401
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                ---------------

                             AMENDMENT NO. 2
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                                ---------------
                          PERISCOPE SPORTSWEAR, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                                ---------------
         DELAWARE                    2330                    13-4006463
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
       JURISDICTION               INDUSTRIAL           IDENTIFICATION NUMBER)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
                           1407 BROADWAY, SUITE 620
                           NEW YORK, NEW YORK 10018
                                (212) 382-3660
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                 AREA CODE, OF REGISTRANT'S EXECUTIVE OFFICES)
                                ---------------
                                  GLENN SANDS
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          PERISCOPE SPORTSWEAR, INC.
                           1407 BROADWAY, SUITE 620
                           NEW YORK, NEW YORK 10018
                                (212) 382-3660
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE
                             OF AGENT FOR SERVICE)
                                ---------------
                                WITH A COPY TO:
             GEORGE LANDER                       KENNETH J. BARONSKY
  MORSE, ZELNICK, ROSE & LANDER, LLP       MILBANK, TWEED, HADLEY & MCCLOY
            450 PARK AVENUE             601 SOUTH FIGUEROA STREET, 30TH FLOOR
       NEW YORK, NEW YORK 10022                 LOS ANGELES, CA 90017
            (212) 838-1177                         (213) 892-4000
         (212) 838-9190 (FAX)                   (213) 629-5063 (FAX)
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.
                                ---------------
  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
  If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
  If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                ---------------
                        CALCULATION OF REGISTRATION FEE

==========================================================================================
                                            PROPOSED         PROPOSED
                             AMOUNT TO      MAXIMUM          MAXIMUM
  TITLE OF EACH CLASS OF         BE     OFFERING PRICE      AGGREGATE        AMOUNT OF
SECURITIES TO BE REGISTERED  REGISTERED PER SECURITY(1) OFFERING PRICE(1) REGISTRATION FEE
------------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per share......      3,674,480      $13.50         $49,605,480       $14,633.62
------------------------------------------------------------------------------------------
Representatives'
 Warrants..............        307,928      $    0         $         0                 (2)
------------------------------------------------------------------------------------------
Common Stock issuable
 upon exercise of
 Representatives'
 Warrants..............        307,928      $16.20         $ 4,988,434       $ 1,471.59(3)
------------------------------------------------------------------------------------------

Total.................................................     $54,593,914       $16,105.21(4)
==========================================================================================

(1) Estimated solely for purposes of determining the registration fee pursuant to Rule 457 under the Securities Act.
(2) No registration fee required pursuant to Rule 457(g) under the Securities
    Act.
(3) Pursuant to Rule 416 of the Securities Act, there are also being registered hereby such additional indeterminate number of shares of Common Stock as may become issuable pursuant to the anti-dilution provisions of the Representatives' Warrants.

(4) The entire fee has previously been paid.
                                ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
=============================================================================

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

PROSPECTUS      SUBJECT TO COMPLETION, DATED JULY 27, 1998

                                3,195,200 SHARES

                               [LOGO OF PERISCOPE]

                                  COMMON STOCK
                                  -----------

  Of the 3,195,200 shares (the "Shares") of Common Stock, par value $.001 per share (the "Common Stock") offered hereby (the "Offering"), 2,600,000 shares are being offered by Periscope Sportswear, Inc., a Delaware corporation (the "Company") and 595,200 shares are being offered by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders.

  Prior to this Offering, there has been no public market for the Common Stock. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "PSCP." It is currently anticipated that the initial public offering price will be between $11.50 and $13.50 per share. For a discussion of the factors considered in determining the initial public offering price of the Shares, see "Underwriting."

  SEE "RISK FACTORS" COMMENCING ON PAGE 8 HEREIN FOR A DISCUSSION OF CERTAIN RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                                  -----------

THESE  SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES  AND
 EXCHANGE  COMMISSION   OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS  THE
  SECURITIES  AND  EXCHANGE COMMISSION  OR  ANY  STATE SECURITIES  COMMISSION
   PASSED  UPON   THE  ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.  ANY
    REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                             UNDERWRITING                PROCEEDS
                                            DISCOUNTS AND  PROCEEDS TO  TO SELLING
                            PRICE TO PUBLIC COMMISSIONS(1) COMPANY(2)  STOCKHOLDERS
-----------------------------------------------------------------------------------
Per Share.................     $               $            $            $
-----------------------------------------------------------------------------------
Total(3)..................     $               $            $            $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

(1) Excludes the value of warrants to purchase up to 260,000 shares of Common Stock (307,928 shares of Common Stock if the Over-Allotment Option is exercised in full) at an exercise price per share equal to 120% of the initial public offering price per share issuable upon exercise of warrants to be issued to Sutro & Co. Incorporated and L. H. Friend, Weinress, Frankson & Presson, Inc. upon the closing of this Offering (the "Representatives' Warrants"). The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."
(2) Before deducting expenses of the Offering payable by the Company estimated to be $825,000.
(3) The Underwriters have been granted the option, exercisable within 45 days after the date of this Prospectus, to purchase up to an aggregate of 479,280 additional shares of Common Stock, on the same terms as set forth above, solely to cover over-allotments, if any (the "Over-Allotment Option"). The first 280,000 of such shares will be purchased from Glenn Sands, the Company's President and Chief Executive Officer, and the balance of such shares will be purchased from the Company. If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to the Selling
    Stockholders will be $   , $   , $    and $   , respectively. See
    "Underwriting."
                                  -----------

  The Shares are being offered by the Underwriters named herein subject to prior sale and when, as and if delivered to and accepted by the Underwriters. It is expected that the Shares will be ready for delivery through the offices of Sutro & Co. Incorporated, Los Angeles, California, or through the facilities
of The Depository Trust Company in New York, New York, on or about      , 1998,
against payment therefor in immediately available funds.

SUTRO & CO. INCORPORATED

    L. H. FRIEND, WEINRESS, FRANKSON & PRESSON, INC.

                                                      SCOTT & STRINGFELLOW, INC.

                  The date of this Prospectus is       , 1998

Bi-fold inside front cover contains photographs of women's and children's clothing displayed in showrooms and on models as well as photographs documenting the Company's production process. The photographs are accompanied by the following descriptive captions:

  PERISCOPE

  What America wears today.

  Periscope Sportswear provides an extensive line of high-quality women's and children's clothing in the moderate price category, primarily for sale under private labels.

  The Company's design team creates, develops and coordinates an extensive range of updated basics for women and children. The Company works closely with each customer to refine styles that suit its specific market requirements.

  By entering the knit garment production process at the design and creation phase rather than purchasing finished fabrics, the Company achieves production cost savings, maintains control over fabric quality and variety, and offers rapid turnaround time.

  Comprehensive quality control procedures and manufacturer site inspections ensure that the Company's fabrics, materials and finished goods meet its exacting standards.

  Aside from a small in-house cutting facility, the Company utilizes third-party contract manufacturers. Approximately 65% of the Company's sewing production is done in Mexico, and the Company intends to shift more production to Mexico to take advantage of significant cost savings, while continuing to maintain high quality. Outsourcing manufacturing allows the Company to respond quickly to changing production requirements, while eliminating the significant capital investment requirements and potential labor problems associated with maintaining facilities and a manufacturing workforce.

  Sold in an estimated 11,000 stores, the Company's finished products are delivered by Company-owned trucks or shipped nationwide by common carrier. Buyers include major department stores and specialty store chains such as Charming Shoppes (Fashion Bug), Cato Stores and Sears; mass merchants such as Kmart; and wholesale clubs such as Costco Wholesale.

  CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY OVER-ALLOTMENT, THE ENTERING OF STABILIZING BIDS, EFFECTING SYNDICATE COVERING TRANSACTIONS OR THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information contained in this Prospectus (i) assumes that the Over-Allotment Option has not been exercised, (ii) reflects the reincorporation of the Company in Delaware and the concurrent 124,000-for-one stock split and (iii) assumes that 4,490,000 shares of Common Stock were outstanding before the Offering after giving effect to the contribution by BancBoston Ventures, Inc. to the capital of the Company of 569,200 shares of Common Stock in consideration of the prepayment of certain indebtedness by the Company. All references to the Company in this Prospectus refer to Periscope Sportswear, Inc., a Delaware corporation, and its subsidiaries.

                                  THE COMPANY

  The Company provides an extensive line of high-quality women's and children's clothing in the moderate price category to major retailers, primarily for sale under private labels. The Company has been able to achieve attractive profit margins on its knit products by controlling all aspects of the production process. The Company believes that it differentiates itself by entering the knit garment production process at the fabric design and creation phase, unlike many of the Company's competitors who enter the garment production process later by purchasing finished fabrics. The Company believes that control over the knit production process enables it to capitalize on its design and garment production expertise to produce quality apparel for its customers on shorter lead times and at attractive profit margins. In 1997, approximately 80% of the Company's sales were of knit products. In addition to knit products, the Company also produces (i) woven products of the Company's design where the Company purchases dyed and printed fabric and then controls all cutting, sewing and finished goods production and (ii) imported finished knit and woven products. The Company's products are sold nationwide through department and specialty store chains, including Charming Shoppes (Fashion Bug), Cato Stores, Montgomery Ward, Goody's and Sears; mass merchants, including Kmart and Wal-Mart; and wholesale clubs, including Costco Wholesale.

  In 1996, the Company made a strategic decision to relocate a portion of its sewing production from the United States to Mexico, where the Company believed that it could produce high-quality goods at significant cost savings because labor costs in Mexico are significantly lower than in the United States. In addition, goods produced in Mexico are exempt from U.S. import duties under the North American Free Trade Agreement ("NAFTA"). In 1997, the Company established a firm manufacturing base in Mexico, during which time the Company conducted approximately 25% of the sewing portion of its production process in Mexico. Currently, approximately 65% of the sewing portion of the Company's production process is conducted in Mexico and the Company intends to continue to shift its sewing production to Mexico. The remaining 35% of sewing and all other stages of production occur domestically. The Company believes that a significant contributor to its recent increase in gross profit margins is related to the shift of a majority of its sewing operations to Mexico.

  The Company's net sales increased 12.2% to $38.5 million in the first six months of 1998 from $34.3 million in the first six months of 1997, and increased 11.8% to $88.0 million in 1997 from $78.7 million in 1996. In late 1997, the Company made the strategic decision to restructure its children's division, which included the discontinuation of the sale of certain less profitable lines of children's clothing to focus on its higher margin children's lines. The implementation of the Company's new children's division strategy, coupled with the increased employment of lower cost Mexican contractors, resulted in improved gross profit margins from 19.7% in the first six months of 1997 to 22.7% in the first six months of 1998. The Company's backlog of orders at June 30, 1998 was approximately $48.6 million, as compared to approximately $25.3 million at June 30, 1997, representing an increase of approximately 92%. The Company expects to ship all of its existing backlog prior to the end of 1998.

  The Company's products are updated versions of basic, recurring styles that have a proven record of sales success and that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. The Company's merchandisers and designers regularly update these basic styles to reflect current fashion trends by using new color schemes, fabrics and decorative trim and by incorporating nuances of existing popular styles. The Company's products primarily consist of knit tops, bottoms, related separates, dresses, short sets, and woven products (e.g., corduroy, twill, denim), including bottoms, jumpers, dresses, coordinates, short sets and tops.

  The Company manufactures products only on the basis of firm orders received from its customers. After an order has been placed, the Company contracts with a broad base of manufacturers at each stage of the production process, allowing the Company to maximize production flexibility, speed and efficiency, while eliminating the significant capital investment requirements and potential labor problems associated with maintaining manufacturing facilities and a manufacturing workforce. The Company contracts with its manufacturers on an order-by-order basis, further contributing to the Company's production flexibility by allowing the Company to select the manufacturers best suited to fill a given order. The Company believes that its long-standing relationships with many contract manufacturers, certain of which have committed their entire facilities to the Company on a priority basis, contribute to its ability to produce quality apparel products on a timely and cost effective basis. Although no long-term contractual obligations exist between the Company and its manufacturers, approximately 80% of the Company's major contract manufacturers in 1997 had been conducting business with the Company for over five years.

OPERATING STRATEGY

  The Company's operating strategy consists of the following key elements:

  . Produce Only on a Firm Commitment Basis. The Company purchases raw materials and produces goods only upon receipt of a firm commitment from a customer. Once a product is shipped to a customer, the Company generally does not accept returns unless the product is defective or delivered late. These practices minimize the Company's need to carry unsold inventories.

  . Focus on an "Updated Basics" Product Line. The Company's products are updated versions of basic, recurring styles that have a proven record of sales success and that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. The Company regularly updates these proven styles to reflect current fashion trends which it believes enhances sales by providing its product line a new and fresh look. In addition, the Company believes this practice also allows it to capitalize on higher profit margins associated with updated basics apparel, compared to those of more generic apparel products priced on a commodity basis.

  . Maintain Control Over the Entire Production Process. The Company is able to provide superior customer service and achieve attractive profit margins by controlling the entire production process of its knit products. By controlling the production process, the Company has the ability to tailor products to a customer's specific needs, offer customers rapid order turn around time, maintain flexible scheduling unconstrained by a finite production capacity, maximize fabric yields by knitting fabrics to the Company's own specifications and maintain higher standards of quality control.

  . Outsource Manufacturing. Outsourcing allows the Company to respond quickly to changing production requirements, while eliminating the significant capital investment requirements and potential labor problems and other risks associated with maintaining manufacturing facilities and a manufacturing workforce. The Company does not own any manufacturing facilities except for a limited in-house cutting facility located within its warehouse in North Bergen, New Jersey. The Company maintains cost-efficiency and flexibility by outsourcing at nearly all stages of production to the lowest cost provider able to maintain the Company's timing and quality requirements.

  . Provide Value to Customers. The Company seeks to add value to customers' overall merchandising effort by helping them maximize sales and profit margins. The Company works closely with its customers to develop coordinated products and distinctive product lines at their particular price points. This process allows the Company's customers to achieve a degree of differentiation from their retail competitors. The Company believes its ability to design and offer distinctive product lines is a competitive advantage and leads to large volume orders. The Company's sales force also consults with customers concerning optimal delivery schedules, floor presentation, pricing and other merchandising considerations. In addition, the Company provides its customers with competitive market intelligence gathered through discussions with its contract manufacturers. By integrating its sales force, design capabilities and manufacturing capabilities, the Company's customers receive up-to-date, high-quality products at competitive prices.

  . Develop Long-Term Customer Relationships. The Company emphasizes developing long-term relationships with its customers by providing a high level of customer service through its sales force. Each sales person is responsible for all aspects of a customer's order, including design assistance, the development and approval of product samples and regular order status updates until the delivery of finished goods. The Company seeks to capitalize on its knowledgeable and experienced sales force by maintaining regular interaction with its customers which provides the Company a thorough understanding of which products will meet their particular needs.

GROWTH STRATEGY

  The Company intends to grow its business by: (i) increasing sales to existing customers, (ii) expanding the Company's customer base, (iii) expanding ladies' product offerings, (iv) expanding the children's apparel division and (v) pursuing select acquisitions. The Company believes a number of current industry trends will increase demand for its apparel products. First, the Company believes that increasing numbers of consumers regard private label products as less expensive than brand name products, but of equal or better quality. Retailers also find private label products attractive as they provide higher profit margins than brand name products. Second, the Company also believes that there has been a trend in recent years toward the purchase of casual, moderately priced apparel, driven by the popularity of casual dress-down Fridays and increasing numbers of casual social activities. Third, in recent years there has also been significant growth in the children's apparel market. Finally, the Company believes that the general consolidation of major retailers and department stores has created a preference among retailers for doing business with a limited number of large, well-capitalized suppliers that can provide large product volumes quickly and efficiently. The Company believes its focus on casual, moderately priced, private label apparel for women and children positions it to capitalize on these trends.

RECAPITALIZATION

  In May 1996, the Company completed a leveraged recapitalization (the "Recapitalization") whereby the Company borrowed an aggregate of $18.0 million from BankBoston, N.A. (formerly known as The First National Bank of Boston) and BancBoston Ventures, Inc. ("BBV"). Substantially all of the proceeds from these loans were used to repurchase the stock holdings of a former stockholder of the Company and for a distribution to the Company's then remaining stockholder, Glenn Sands, the Company's President and Chief Executive Officer. The Recapitalization was undertaken to consolidate management control under the Company's current President and Chief Executive Officer, Glenn Sands. In connection with the Recapitalization, BBV acquired a 35% equity interest in the Company from Glenn Sands for $2.0 million. See "Principal Stockholders."

  The Company was incorporated in Delaware on May 19, 1998, as the successor, by merger, to Periscope I Sportswear, Inc., a New York corporation organized in 1975. The Company's principal executive offices are located at 1407 Broadway, Suite 620, New York, New York 10018, and its telephone number is (212) 382-3660.

                                  RISK FACTORS

  The Common Stock offered hereby involves certain risks, including the Company's dependence on (i) its private label relationships, (ii) its contract manufacturers, (iii) its key customers and (iv) its access to working capital. In addition, the Company's operations are subject to the risks associated with foreign operations and the price and availability of the raw materials used by the Company to produce its products. For a complete discussion of the risk factors that should be considered by prospective investors, see "Risk Factors."

                                  THE OFFERING

Shares Offered by:
 The Company                       2,600,000 shares
 The Selling Stockholders            595,200 shares
Common Stock to be Outstanding
 after this Offering               7,090,000 shares (1)
Use of Proceeds                    To repay approximately $27.0 million of
                                   indebtedness with the balance to be used
                                   for working capital. See "Use of Proceeds."
Nasdaq National Market Symbol for
 the Common Stock                  "PSCP"

--------
(1) Does not include (i) 260,000 shares of Common Stock reserved for issuance upon exercise of the Representatives' Warrants and (ii) 750,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, none of which are subject to outstanding options exercisable within 60 days of the date hereof. See "Underwriting" and "Management--Stock Option Plan."

                             SUMMARY FINANCIAL DATA

  The summary financial data of the Company presented below as of December 31, 1995, 1996 and 1997, and June 30, 1998, and for the years ended December 31, 1995, 1996 and 1997, and for the six months ended June 30, 1997 and 1998, have been derived from the consolidated financial statements of the Company and unaudited pro forma financial data. The consolidated financial statements as of December 31, 1997 and for the year then ended have been audited by Arthur Andersen LLP, independent public accountants, and the consolidated financial statements as of December 31, 1995 and 1996, and for each of the two years then ended have been audited by Friedman Alpren & Green LLP independent public accountants. The financial statements as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, and the pro forma data have been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the audited financial statements, and in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The historical and pro forma results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for any future period. The financial data set forth below is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

CONSOLIDATED INCOME DATA (IN THOUSANDS EXCEPT PER SHARE DATA):

                                                              SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,      JUNE 30,
                                     ------------------------ ------------------
                                      1995    1996     1997     1997      1998
                                     ------- -------  ------- --------  --------
Net sales..........................  $67,317 $78,706  $87,957 $ 34,257  $ 38,502
Cost of sales......................   50,669  62,902   70,610   27,499    29,762
                                     ------- -------  ------- --------  --------
  Gross profit.....................   16,648  15,804   17,347    6,758     8,740
Operating expenses.................    9,253  14,230   12,519    6,092     5,544
                                     ------- -------  ------- --------  --------
Income from operations.............    7,395   1,574    4,828      666     3,196
Factor and financing costs.........    1,047   3,245    4,743    2,080     2,485
                                     ------- -------  ------- --------  --------
  Income (loss) before income tax
   provision (benefit).............    6,348  (1,671)      85   (1,414)      711
Income tax provision (benefit).....      253     (15)      60      --        359
                                     ------- -------  ------- --------  --------
  Net income (loss)................  $ 6,095 $(1,656) $    25 $ (1,414) $    352
                                     ======= =======  ======= ========  ========
Basic and diluted net income(loss)
 per share.........................                   $   --  $  (0.28) $   0.07
                                                      ======= ========  ========
Weighted average shares outstand-
 ing(1)............................                     5,059    5,059     5,059
                                                      ======= ========  ========
PRO FORMA NET INCOME DATA
 (UNAUDITED)
 (IN THOUSANDS EXCEPT PER SHARE
 DATA) (2)
Income before income tax provision,
 as reported.......................  $ 6,348
Pro forma income tax provision.....    2,730
                                     -------
  Pro forma net income.............  $ 3,618
                                     =======

--------
(1) Before giving effect to the contribution by BancBoston Ventures, Inc. to the capital of the Company of 569,200 shares of Common Stock, to be made concurrently with the closing of the Offering. Such shares, upon such contribution, will no longer be outstanding.
(2) Reflects a pro forma provision for income taxes as if the Company had been a C Corporation for Federal and state income tax purposes during 1995.

  The unaudited Pro Forma Consolidated Statements of Operations represent the historical results of operations of the Company for the year ended December 31, 1997, and the six months ended June 30, 1997 and 1998, adjusted to reflect a reduction in interest expense and amortization of debt issuance costs following the use of approximately $27.0 million of net proceeds of the Offering to repay indebtedness as if such transactions had occurred at the beginning of such periods. The Pro Forma Consolidated Statements of Operations are not necessarily indicative of what the Company's results of operations would have been had such transactions occurred at the beginning of such period. The Company expects to recognize an extraordinary gain on the early retirement of certain debt to be repaid from the proceeds of this Offering totaling approximately $3.6 million.

                                                  PRO FORMA (UNAUDITED)(1)(2)
                                                 ------------------------------
                                                              SIX MONTHS ENDED
                                                  YEAR ENDED      JUNE 30,
                                                 DECEMBER 31, -----------------
                                                     1997       1997     1998
                                                 ------------ -------- --------
Net sales.......................................   $87,957    $ 34,257 $ 38,502
Cost of sales...................................    70,610      27,499   29,762
                                                   -------    -------- --------
  Gross profit..................................    17,347       6,758    8,740
Operating expenses..............................    12,519       6,092    5,544
                                                   -------    -------- --------
Income from operations..........................     4,828         666    3,196
Factor and financing costs......................     1,443         657    1,079
                                                   -------    -------- --------
  Income (loss) before income tax provision
   (benefit)....................................     3,385           9    2,117
Income tax provision (benefit)..................     1,170         --       663
                                                   -------    -------- --------
  Net income (net loss).........................   $ 2,215    $      9 $  1,454
                                                   =======    ======== ========
Basic and diluted net income (loss) per
 share(3).......................................   $  0.31    $    --  $   0.21
                                                   =======    ======== ========
Weighted average number of shares outstand-
 ing(3).........................................     7,090       7,090    7,090
                                                   =======    ======== ========

CONSOLIDATED BALANCE SHEET DATA (IN THOUSANDS)

                                    DECEMBER 31,
                                       ACTUAL               JUNE 30, 1998
                               -----------------------  -----------------------
                                1995   1996     1997    ACTUAL   AS ADJUSTED(4)
                               ------ -------  -------  -------  --------------
                                                             (UNAUDITED)
Working capital(deficit)...... $5,606 $  (629) $   444  $   829      $8,987
Total assets..................  9,961  12,976   15,383   22,956      24,617
Total debt, including due to
 factor.......................    --   22,288   24,839   28,101       1,254
Stockholders' equity (defi-
 ciency)......................  5,840 (15,843) (15,818) (15,466)     10,453
                               ====== =======  =======  =======      ======

--------
(1) The pro forma information gives effect to the Offering and application of the net proceeds therefrom, resulting in a reduction of interest expense and the elimination of amortization of debt issuance costs upon completion of this Offering, all as if this Offering had occurred at the beginning of the periods indicated. Interest expense has been reduced to reflect the repayment of $27.0 million of indebtedness as of the beginning of each period presented and the utilization of the remaining net proceeds to fund seasonal cash needs during the periods presented. Interest expense has also been reduced to utilize actual principal and interest payments on debt to be repaid with a portion of the proceeds of this Offering to reduce borrowings outstanding under the Company's factoring agreement.
(2) The pro forma information has not been adjusted to reflect an expected extraordinary gain on the early retirement of certain debt to be prepaid from the proceeds of this Offering. The extraordinary gain primarily results from the contribution of 569,200 shares of the Company's Common Stock (valued at the assumed offering price of $12.50 per share) by BancBoston Ventures, Inc. as consideration for the early repayment of debt due to BancBoston Ventures, Inc. and BankBoston, N.A.

                                         (footnotes continued on following page)

(2) Continued

  The pro forma extraordinary gain is comprised of the following (in thousands):

                                                                 FOR THE SIX
                                                  FOR THE YEAR  MONTHS ENDED
                                                     ENDED        JUNE 30,
                                                  DECEMBER 31, ----------------
                                                      1997      1997     1998
                                                  ------------ -------  -------
   Pro forma net income before extraordinary
    item........................................    $ 2,215    $     9  $ 1,454
   Extraordinary item:
    Gain on early retirement of debt                  7,115      7,115    7,115
    Less: Expensing of related deferred financ-
     ing costs..................................     (1,125)    (1,125)    (868)
    Less: Provision for income taxes............     (2,576)    (2,576)  (2,686)
                                                    -------    -------  -------
   Pro forma net income.........................    $ 5,629    $ 3,423  $ 5,015
                                                    =======    =======  =======
   Basic and diluted pro forma income per share.    $  0.79    $  0.48  $  0.71
                                                    =======    =======  =======

(3) The computation of pro forma basic and diluted earnings per share for the year ended December 31, 1997 and for the six months ended June 30, 1997 and 1998, is based upon (i) giving effect to the 124,000-for-1 stock split effective on July 21, 1998, (ii) 4,490,000 shares of Common Stock outstanding prior to the Offering (after giving effect to the concurrent contribution by BancBoston Ventures, Inc. to the capital of the Company of 569,200 shares of Common Stock in consideration of the prepayment of certain indebtedness of the Company) and (iii) 2,600,000 shares of Common Stock sold by the Company in the Offering. There is no difference between pro forma basic and diluted earnings per share for the year ended December 31, 1997 and for the six months ended June 30, 1997 and 1998, since the conversion of the stock options and warrants issued in connection with the Offering is antidilutive.
(4) As adjusted to reflect the sale of Shares offered hereby and the anticipated use of the net proceeds therefrom. See "Use of Proceeds."

                                 RISK FACTORS

  An investment in the Shares offered hereby is speculative and involves a high degree of risk. In addition to the other information contained in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Shares offered hereby.

DEPENDENCE ON PRIVATE LABEL RELATIONSHIPS; LACK OF TRADE NAME RECOGNITION

  For 1997 and 1996, approximately 75% and 70%, respectively, of the Company's net sales were derived from product sales to retailers of private label apparel. All sales made under a private label relationship are made on a purchase order basis and there are no long-term contracts with respect to any private label relationships. There can be no assurance that existing private label relationships will continue in the future or that the Company will be able to obtain new private label relationships on an ongoing basis, if at all. If the Company's private label sales were substantially reduced, the Company would have to seek to offset such reductions through the development and sale of trade name products, which is not the primary focus of the Company's business as currently conducted.

DEPENDENCE ON CONTRACT MANUFACTURERS

  The Company manufactures substantially all of its knit products, which accounted for approximately 80% of its product sales in 1997, through third party contract manufacturers at every stage of production. The Company does not have long-term contracts or formal arrangements with any of its contract manufacturers or suppliers. Competition for production capacity of apparel manufacturers is significant. Because the Company does not have long-term contracts for mill production or for the cutting and sewing of products, the Company competes with other companies for production capacity. In the event any of the Company's suppliers or manufacturers are unable or unwilling to produce the Company's products in a timely manner, the Company would have to rely on other current sources or identify new contractors. In such event, there can be no assurance that the Company would be able to switch to such new contractors in a timely manner or that such contractors would allocate sufficient capacity to the Company in order to meet its production requirements. Delays in shipments to the Company or inconsistent or inferior apparel quality as a result of the required switch to new contractors could adversely affect the Company's relationships with its customers. There can be no assurance that the supply of alternate manufacturing facilities will be available on commercially reasonably terms, if at all, if required. Any substantial delay in locating, or the inability to locate, acceptable alternate sources of manufacturing could have a material adverse affect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."

RISKS ASSOCIATED WITH FOREIGN OPERATIONS

  Approximately 65% of the sewing portion of the Company's manufacturing process occurs in Mexico. Foreign manufacturing is subject to a number of risks, including transportation delays and interruptions, political and economic disruptions, tariffs, import and export controls and changes in governmental policies. These operations could be adversely affected by political instability in Mexico, other changes in the regulatory climate in Mexico or changes in U.S. or Mexican tariff or trade policy. There can be no assurance that trade relations between Mexico and the United States will not adversely change. If that were to occur, there can be no guarantee that the Company will be able to locate and utilize alternatively located facilities on the same cost basis. In addition, stringent controls, such as review and inspection of fabrics, samples, specifications, fit and completed garments and factory visits, must be undertaken in Mexico to ensure the production of quality products. There can be no assurance that events will not occur in the future which will result in increased production costs or delays of product deliveries which, in turn, may result in losses of revenue and goodwill.

  Currently, sales of finished garments imported from China and Taiwan represent, in the aggregate, approximately 12% of the Company's gross sales. Should the Company wish to increase its sales of imported goods significantly, such increase will be subject to increased risk, such as political instability, resulting in the disruption of trade from China and Taiwan and other foreign countries in which the Company now manufactures or in the future may manufacture its products and in which the Company now has or in the future may have suppliers. In addition, the imposition of additional regulations relating to imports or duties from countries not covered by NAFTA and any significant decline in the value of the dollar against foreign currencies and restrictions on the transfer of funds could also adversely affect the Company. In addition, the Company's import operations are subject to constraints imposed by bilateral textile agreements between the United States and China. These agreements impose quotas on the amount and type of goods which can be imported into the United States from China and are subject to changes in U.S./Chinese trade policy. Recently there have been a number of trade disputes between China and the United States during which the United States threatened to impose tariffs and duties on some products imported from China and to withdraw China's "most favored nation" trading status. A significant disruption in the operations of the Company's agents located in China or the loss of most favored nation trading status for China could have a material adverse effect on the Company's business, financial condition and results of operations.

  Certain foreign garment manufacturers have been found to operate under conditions which are commonly referred to as "sweat shops," in some cases employing children in violation of local law or otherwise diverging from labor practices generally accepted as ethical in the United States. Recently, some United States distributors have been adversely affected by their association with such operations. The Company does not control its contract manufacturers or their labor practices. The violation of labor or other laws by any manufacturer used by the Company, or the divergence of an independent manufacturer's labor practices from those generally accepted as ethical in the United States, could result in adverse publicity for the Company and retailers carrying the Company's products, which, in turn, could have a material adverse effect on the Company's business, financial condition or results of operations.

RELIANCE ON KEY CUSTOMERS

  The Company's customer base has been and continues to be relatively concentrated. Sales of the Company's products to each of Kmart, Sears, Costco Wholesale, Charming Shoppes, Cato Stores, Montgomery Ward and Shopko Stores accounted for approximately 30.1%, 13.3%, 10.5%, 10.4%, 5.4%, 4.7% and 4.0% of
gross sales, respectively, for the six months ended June 30, 1998. Sales of the Company's products to each of Charming Shoppes, Sears, Kmart, Wal-Mart, Cato Stores, Shopko Stores, Montgomery Ward and Lerner accounted for approximately 13.4%, 12.1%, 9.4%, 7.2%, 6.5%, 5.3%, 4.4% and 4.3% of gross sales, respectively, during 1997. In addition, sales of the Company's products to each of Charming Shoppes, Sears, Cato Stores, Kmart, Wal-Mart and Lerner accounted for 15.9%, 11.8%, 10.3%, 8.5%, 8.1% and 8.0% of gross sales, respectively, during 1996, while sales of the Company's products to each of Charming Shoppes, Lerner and Cato Stores accounted for 16.0%, 14.9% and 9.6% of gross sales, respectively, during 1995. Based upon historical and recent results and existing relationships with customers, the Company believes that a substantial portion of its net sales and gross profits will continue to be derived from a small number of large customers. There can be no assurance that the Company's larger customers will continue to place orders with the Company, that orders by such customers will continue at their previous levels or that the Company can replace any such lost business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business-- Merchandising" and "--Backlog."

PRICE AND AVAILABILITY OF RAW MATERIALS

  The principal raw materials used in the Company's products are cotton, wool, rayon and polyester. The price and availability of such raw materials and, in turn, the yarns used by the Company to manufacture its knit apparel products and fabrics used by the Company to manufacture its woven and knit apparel products may fluctuate significantly, depending on a variety of factors, including crop yields and weather patterns. The Company currently does not engage in any hedging activities intended to offset the risk of raw material price fluctuations. In the event that the Company is required to obtain yarn or fabrics from sources other than its current suppliers, the quality of such raw materials available may also fluctuate significantly. Fluctuations in the price, availability and quality of the yarn, fabrics or other raw materials used by the Company could have a material adverse effect on the Company's cost of sales or its ability to meet its customers' demands and, as a result, could have a material adverse effect on the Company's business and results of operations. There also can be no assurance that the Company will be able to pass along to its customers all, or any portion of, any future increase in the prices paid for the raw materials used in the manufacture of the Company's products. See "Business--Operations."

DEPENDENCE ON ACCESS TO WORKING CAPITAL

  Historically, the Company has relied heavily on its access to credit facilities to fund its operations. Substantially all of the Company's assets are subject to security interests granted by the Company to its lenders. There can be no assurance that the Company will be able to retain its current access to credit or successfully obtain alternative sources of credit or working capital on commercially reasonable terms in the future. The failure of the Company to retain current access to credit or obtain alternative sources of credit or working capital on commercially reasonable terms could adversely effect the Company's business, financial condition and results of operations.

DEPENDENCE UPON KEY PERSONNEL

  The success of the Company is dependent upon the personal efforts and abilities of Glenn Sands, its President, Chief Executive Officer and principal stockholder. The Company has entered into an employment agreement with Mr. Sands for a three year term expiring December 31, 2000. The Company believes that the loss of the services of Mr. Sands may have an adverse effect on the Company. The Company maintains key man life insurance on the life of Mr. Sands in the amount of $18.0 million. See "Management--Employment Agreements."

  In addition, the Company believes that its future success depends upon its ability to attract and retain qualified personnel. Competition to attract and retain such personnel within the apparel industry is intense. There can be no assurance that the Company will be successful in attracting and retaining high-quality personnel in the future. See "Management."

CONTROL BY PRINCIPAL STOCKHOLDERS

  Following the completion of this Offering, Glenn Sands, Scott Pianin and BancBoston Ventures, Inc. will beneficially own an aggregate of approximately 52.9% of the Company's outstanding Common Stock. See "Principal and Selling Stockholders" and "Certain Transactions." As a result of this stock ownership, Messrs. Sands and Pianin and BancBoston Ventures, Inc. have sufficient voting power together to determine the direction and policies of the Company, the election of the directors of the Company, the outcome of any other matter submitted to a vote of stockholders, and to prevent or cause a change in control of the Company.

RISKS ASSOCIATED WITH SIGNIFICANT GROWTH

  During the last three years, the Company has experienced substantial growth which has strained the Company's administrative and operational resources and need for working capital. The Company remains vulnerable to a variety of business risks generally associated with rapidly growing companies. The Company's past growth cannot be assumed to be indicative of its future results of operations. Any future growth will require, among other things, increasing amounts of working capital and financing, and may place a significant strain on the Company's management and on its financial information processing systems. In addition, future growth may depend upon the Company's ability to contract with additional manufacturers. The failure to obtain additional financing, to maintain or upgrade its information processing systems, to recruit additional staff and key personnel, to locate additional contract manufacturers or the failure to respond effectively to difficulties encountered during expansion could have a material adverse effect on the Company's business, financial condition and results of operations.

VARIATIONS IN OPERATING RESULTS; SEASONALITY

  The Company has not historically experienced seasonable variations in its business; instead, the Company typically experiences significant shifts in its net sales on a customer by customer and quarter by quarter basis. Since most of the Company's sales are derived from large bulk orders, a change in the timing of receipt or shipment, or the number of orders received by the Company, could result in a significant shift in the timing or amount of the Company's revenues. Additionally, misjudgment by the Company of the market for the products that it designs may result in decreased orders and sales. Further, sales of children's apparel is seasonal with sales reaching their peak during the "back to school" period. If sales of the Company's children's apparel increases, the Company may experience greater variations in operating results from quarter to quarter. The variations in the operating results of the Company's business affects borrowings under the Company's lines of credit and its level of backlog, which fluctuate in response to demand for the Company's products. Therefore, the results of any interim period are not necessarily indicative of the results that may be achieved for an entire year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

CYCLICALITY AND TRENDS IN THE APPAREL INDUSTRY

  The apparel industry is subject to rapidly changing consumer demands and preferences. There can be no assurance that consumers will continue to favor the products designed and produced by the Company under private label relationships or its own brands, and a significant shift in consumer preferences could have a material adverse effect on the Company's business, financial condition and results of operations. The apparel industry is a cyclical industry heavily dependent upon the overall level of consumer spending, with purchases of apparel and related goods tending to decline during recessionary periods when disposable income declines. A difficult retail environment could result in downward price pressure which could adversely impact the Company's gross profit margins. Additionally, all of the Company's customers are in the retail industry, which industry has experienced significant changes and difficulties over the past several years, including consolidation of ownership, increased centralization of buying decisions, restructuring, bankruptcies and liquidations. Additionally, financial problems of a retailer could cause the Company's factor to limit the amount of credit extended to such retailer. If the Company's factor were to impose such limitation, the Company could be required to curtail business with such retailer or to assume additional credit risk relating to such customer's receivables. The Company cannot predict what effect, if any, continued or additional changes within the retail industry will have on its business, financial condition or results of operations.

COMPETITION

  There is intense competition in the apparel industry in general and in the private label apparel market in which the Company does business. The Company competes with numerous apparel manufacturers, including brand name and private label producers, and retailers that have established, or may establish, internal product development and sourcing capabilities. The Company's products also compete with a substantial number of designer and non-designer product lines. Many of the Company's competitors have greater financial, manufacturing and distribution resources than the Company. Any increased competition from manufacturers or retailers, or any increased success by existing competition, could result in reductions in unit sales or prices, or both, which could have a material adverse effect on the Company's business and results of operations. See "Business--Competition."

ANTI-TAKEOVER PROVISIONS

  The Company's Restated Articles of Incorporation and Restated Bylaws include provisions that may have the effect of discouraging persons from pursuing a non-negotiated takeover of the Company and preventing certain changes of control. Certain of these provisions may also discourage a future acquisition of the Company not approved by the Company's Board of Directors in which stockholders might receive maximum value for their shares or which a substantial number and perhaps even a majority of the Company's non-management stockholders believe to be in the best interest of all stockholders. The Certificate of Incorporation provides for the Board of Directors to be divided into three classes and Directors may be removed only for cause upon the affirmative vote of at least two-thirds of the shares of capital stock of the Company entitled to vote. The Board of Directors is authorized to issue up to 5,000,000 shares of the Company's undesignated Preferred Stock in one or more series, to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. See "Description of Capital Stock--Certain Provisions of the Company's Certificate of Incorporation and Bylaws."

IMMEDIATE AND SUBSTANTIAL DILUTION

  Purchasers of the Shares offered hereby will experience immediate and substantial dilution in net tangible book value of $11.03 (88%) per share from the assumed initial public offering price of $12.50 per share. See "Dilution."

ABSENCE OF DIVIDENDS

  The Company does not expect to pay cash or stock dividends on its Common Stock in the foreseeable future. Additionally, the terms of the Company's Factoring Line restrict the Company from paying cash dividends on its Common Stock, and the Company may in the future enter into other loan or financing arrangements that restrict the payment of cash dividends on the Common Stock. See "Dividend Policy."

NO PRIOR PUBLIC MARKET; DETERMINATION OF OFFERING PRICE; POSSIBLE VOLATILITY OF SHARE PRICE.

  Prior to this Offering, there has been no public trading market for the Common Stock. Consequently, the initial public offering price of the Shares has been determined by negotiations between the Company and the Representatives. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market. There can be no assurance that an active trading market in the Common Stock will develop or, if developed, that it will be sustained. The market price of the Company's securities following this Offering also may be highly volatile. There have been periods of extreme fluctuation in the stock market that, in many cases, were unrelated to the operating performance of, or announcements concerning, the issuers of the affected securities. Securities of issuers having relatively limited capitalization or securities recently issued in a public offering are particularly susceptible to fluctuation based on short-term trading strategies of certain investors. In addition, the market price of the Common Stock could fluctuate significantly due to variations in the Company's anticipated or actual results of operations or conditions in the apparel industry, in general. Although the initial public offering price of the Shares reflects the Company's and the Representatives' assessment of current market conditions, there can be no assurance that the price of the Company's Common Stock will be maintained following the Offering. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

  The sale of a substantial number of shares of the Company's Common Stock in the public market after this Offering or the perception that such sales may occur could adversely affect the market price of the Common Stock. The 4,490,000 shares of Common Stock presently outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may be sold under the conditions of such rule, including satisfaction of certain holding period requirements. Except for the sale by the Selling Stockholders of 595,200 shares of Common Stock offered hereby (875,200 if the Over-Allotment Option is exercised in full with respect to Mr. Sands' shares), holders of the shares have executed agreements pursuant to which they may not sell or otherwise dispose of such shares for a period of 270 days after the closing of this Offering without the prior written consent of Sutro & Co. Incorporated (the "Lock-Up Agreements"). After giving effect to the sale of shares offered by the Selling Stockholders, 212,700 shares of Common Stock presently outstanding, which shares are subject to Lock-Up Agreements, will become eligible for sale in the public market in reliance on Rule 144 beginning 90 days after the date of this Prospectus, taking into account the volume limitations imposed upon the sale of "restricted securities" by "affiliates." The sale or availability for sale of significant quantities of Common Stock could adversely affect the market price of the Common Stock. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

  The net proceeds to the Company from the sale of the 2,600,000 shares of Common Stock offered by the Company (at the assumed initial public offering price of $12.50 per share and after deducting estimated underwriting discounts and commissions and offering expenses) are estimated to be approximately $29.4 million ($31.7 million if the Underwriters' over-allotment option is exercised in full).

  The Company expects to use approximately $27.0 million of the net proceeds from the Offering to repay outstanding indebtedness, including (i) the repayment in full of a term loan (the "BankBoston Note") from BankBoston, N.A. ($13.5 million as of June 30, 1998), (ii) the repayment in full of a term loan (the "BBV Note") from BancBoston Ventures, Inc. ($3.0 million as of June 30,
1998), (iii) the repayment in full of a subordinated note (the "Sands Note") from Glenn Sands ($2.0 million as of June 30, 1998), (iv) the repayment in full of a term loan (the "CIT Note") from CIT ($500,000 as of June 30, 1998), and (v) the repayment of a portion of the net amount then outstanding under its accounts receivable factoring line (the "Factoring Line") with CIT ($8.8 million as of June 30, 1998). In consideration of the prepayment of the BankBoston Note and the BBV Note, BBV has agreed to contribute 569,200 shares of Common Stock to the capital of the Company. The balance of the net proceeds will be used for working capital.

  The BankBoston Note bears interest at the greater of the lender's base rate or the federal funds effective rate plus 1.25% per annum (9.75% as of June 30, 1998) and is due May 15, 2001. The BBV Note bears interest at 7% per annum and is due May 15, 2001. The Sands Note bears interest at prime plus 0.5% (9.0% as of June 30, 1998) and is due January 1, 2000. The CIT Note bears interest at prime plus 1% (9.5% as of June 30, 1998) and is due November 1, 1998. The Factoring Line bears interest at prime plus 0.5% (9.0% as of June 30, 1998) and expires May 31, 2000. Borrowings under the Factoring Line have been used for working capital purposes, and after completion of the Offering, the Company intends to borrow from time to time under the Factoring Line to meet its working capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  Since May 17, 1996, when the Company changed its tax payer status from an S Corporation to a C Corporation, the Company has not declared or paid any cash dividends on its Common Stock and does not anticipate paying any such dividends in the foreseeable future. The Company intends to retain future earnings, if any, to fund ongoing operations and future capital requirements of its business. Additionally, the terms of the Company's Factoring Line restrict the Company from paying cash dividends on its Common Stock, and the Company may in the future enter into other loan or financing arrangements that restrict the payment of cash dividends on the Common Stock. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations-- Liquidity and Capital Resources."

                                CAPITALIZATION

  The following table sets forth the current portion of long-term debt and capitalization of the Company as of June 30, 1998 (i) on an actual basis and
(ii) as adjusted, giving effect to the sale of 2,600,000 shares offered by the Company and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's financial statements and the notes thereto, included elsewhere in this Prospectus.

                                                           JUNE 30, 1998
                                                      ------------------------
                                                        ACTUAL     AS ADJUSTED
                                                      -----------  -----------
Short-term debt and capital lease obligation(1)...... $   547,973  $    47,973
                                                      ===========  ===========
Long-term debt and capital lease obligation (less
 current portion)(1)................................. $18,731,205  $   231,205
                                                      -----------  -----------
Stockholders' equity (deficiency):
  Preferred Stock, $.001 par value; 5,000,000 shares
   authorized; no shares issued......................         --           --
  Common Stock, $.001 par value;
   Authorized 35,000,000 shares; issued and outstand-
    ing 4,490,000 shares, actual; and 7,090,000
    shares as adjusted(2)(3).........................      40,000        7,090
  Additional paid-in capital.........................     731,229   11,669,139
  Treasury Stock(4).................................. (11,380,000)         --
  Accumulated deficit(5).............................  (4,857,463)  (1,223,172)
                                                      -----------  -----------
    Total stockholders' equity (deficiency).......... (15,466,234)  10,453,057
                                                      -----------  -----------
      Total capitalization........................... $ 3,264,971  $10,684,262
                                                      ===========  ===========

--------
(1) See Notes 6 and 7 to the Company's Financial Statements for information concerning the Company's indebtedness.
(2) Does not include (i) 260,000 shares of Common Stock reserved for issuance upon exercise of the Representatives' Warrants and (ii) 750,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, none of which are subject to outstanding options exercisable within 60 days of the date hereof. See "Underwriting" and "Management--Stock Option Plan."
(3) Reflects the 124,000-for-1 stock split effected on July 21, 1998, in connection with the reincorporation of the Company in Delaware and the change in par value of the Company's Common Stock to $.001 per share.
(4) Reflects the retirement of the Company's Treasury Stock in connection with the reincorporation of the Company in Delaware.
(5) Reflects an expected extraordinary gain on the early retirement of certain debt to be prepaid from the proceeds of the Offering of $3.6 million. The extraordinary gain results primarily from the contribution of 569,200 shares of the Company's Common Stock (valued at the assumed offering price of $12.50 per share) by BancBoston Ventures, Inc. as consideration for the early repayment of debt due to BancBoston Ventures, Inc. and Bank Boston N.A. The extraordinary gain has been reduced by (i) the expensing of the unamortized portion of deferred financing costs related to the above debt totaling $739,000 and (ii) the related provision for income taxes of $2.7 million.

                                   DILUTION

  The net tangible book value of the Company as of June 30, 1998, was approximately negative $16.2 million or negative $3.61 per share of Common Stock. Net tangible book value per share is equal to the Company's total tangible assets less total liabilities, divided by the total number of shares of Common Stock outstanding immediately prior to the Offering after giving effect to the concurrent contribution by BancBoston Ventures, Inc. to the capital of the Company of 569,200 shares of Common Stock in consideration of the prepayment of certain indebtedness by the Company. After giving effect to the sale of 2,600,000 Shares offered by the Company at an assumed initial public offering price of $12.50 per share (after deducting the underwriting discount and estimated expenses of this Offering), the pro forma net tangible book value of the Company as of June 30, 1998, would have been approximately $10.5 million or $1.47 per share. This represents an immediate increase in pro forma net tangible book value of $5.08 per share to existing stockholders and an immediate dilution of $11.03 per share (88%) to new investors. Dilution is determined by subtracting (i) pro forma net tangible book value per share after this Offering from (ii) the amount of cash paid by a new investor for a share of Common Stock. The following table illustrates this per share dilution:

   Proposed public offering price per share.....................         $12.50
     Net tangible book value per share before Offering.......... $(3.61)
     Increase per share attributable to new investors........... $ 5.08
                                                                 ------
   Pro forma net tangible book value per share after Offering
    (1).........................................................         $ 1.47
                                                                         ------
   Dilution to new investors....................................         $11.03
                                                                         ======

--------
(1) Does not give effect to the issuance of (i) 260,000 shares of Common Stock upon exercise of the Representatives' Warrants and (ii) 750,000 shares of Common Stock reserved for issuance under the Company's Stock Option Plan, none of which are subject to outstanding options exercisable within 60 days of the date hereof. See "Underwriting" and "Management--Stock Option Plan."

  The following table sets forth as of June 30, 1998, the number and percentage of shares purchased, and the amount and percentage of consideration paid, by existing stockholders for shares of Common Stock purchased from the Company for cash and by new investors at the assumed initial public offering price of $12.50 per share (before deduction of the underwriting discount and estimated offering expenses) as adjusted to give effect to the concurrent contribution by BancBoston Ventures, Inc. to the capital of the Company of 569,200 shares of Common Stock in consideration of the prepayment of certain indebtedness of the Company.

                         SHARES PURCHASED  TOTAL CONSIDERATION(2)
                         ----------------- --------------------------AVERAGE PRICE
                          NUMBER   PERCENT    AMOUNT       PERCENT     PER SHARE
                         --------- ------- -------------- ------------------------
Existing Stockholders
 (1).................... 4,490,000   63.3% $    2,069,835       6.0%    $ 0.46
Public Investors (1).... 2,600,000   36.7%     32,500,000      94.0%    $12.50
                         ---------  -----  --------------  --------
  Total................. 7,090,000  100.0% $   34,569,835     100.0%
                         =========  =====  ==============  ========

--------
(1) Does not give effect to the exercise of warrants and options described in footnote 1 to the immediately preceding table.
(2)Does not reflect deduction of the underwriting discount or estimated Offering expenses.

                            SELECTED FINANCIAL DATA

  The selected financial data of the Company presented below as of December 31, 1993, 1994, 1995, 1996 and 1997, and June 30, 1998, and for the years ended December 31, 1993, 1994, 1995, 1996 and 1997, and for the six months ended June 30, 1997 and 1998, have been derived from the consolidated financial statements of the Company. The consolidated financial statements as of December 31, 1997, and for the year then ended have been audited by Arthur Andersen LLP, independent public accountants, and the consolidated financial statements as of December 31, 1993, 1994, 1995 and 1996, and for each of the four years then ended have been audited by Friedman Alpren & Green LLP, independent public accountants. The financial statements as of June 30, 1998, and for the six months ended June 30, 1997 and 1998, have been derived from the unaudited consolidated financial statements of the Company, which have been prepared on the same basis as the audited financial statements, and in the opinion of management, reflect all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such data. The historical results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results that may be expected for any future period. The financial data set forth below is qualified by reference to, and should be read in conjunction with, the Company's Consolidated Financial Statements and the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained elsewhere in this Prospectus.

CONSOLIDATED INCOME DATA (IN THOUSANDS EXCEPT PER SHARE DATA):

                                                                     SIX MONTHS
                                                                        ENDED
                                 YEARS ENDED DECEMBER 31,             JUNE 30,
                          ---------------------------------------- ----------------
                           1993    1994    1995    1996     1997    1997     1998
                          ------- ------- ------- -------  ------- -------  -------
                                                                     (UNAUDITED)
Net sales...............  $72,924 $51,930 $67,317 $78,706  $87,957 $34,257  $38,502
Cost of sales...........   55,773  39,015  50,669  62,902   70,610  27,499   29,762
                          ------- ------- ------- -------  ------- -------  -------
  Gross profit..........   17,151  12,915  16,648  15,804   17,347   6,758    8,740
Operating expenses......    7,912   7,233   9,253  14,230   12,519   6,092    5,544
                          ------- ------- ------- -------  ------- -------  -------
Income from operations..    9,239   5,682   7,395   1,574    4,828     666    3,196
Factor and financing
 costs..................      923     417   1,047   3,245    4,743   2,080    2,485
                          ------- ------- ------- -------  ------- -------  -------
  Income (loss) before
   income tax provision
   (benefit)............    8,316   5,265   6,348  (1,671)      85  (1,414)     711
Income tax provision
 (benefit)..............      564     292     253     (15)      60     --       359
                          ------- ------- ------- -------  ------- -------  -------
  Net income (loss).....  $ 7,752 $ 4,973 $ 6,095 $(1,656) $    25 $(1,414) $   352
                          ======= ======= ======= =======  ======= =======  =======
Basic and diluted net
 income (loss) per
 share..................  $  0.78 $  0.50 $  0.61 $ (0.24) $   --  $ (0.28) $  0.07
                          ======= ======= ======= =======  ======= =======  =======
Weighted average number
 of shares
 outstanding(1).........    9,920   9,920   9,920   6,820    5,059   5,059    5,059
                          ======= ======= ======= =======  ======= =======  =======
PRO FORMA NET INCOME
 DATA (IN THOUSANDS
 EXCEPT PER SHARE DATA)
 (UNAUDITED) (2)
Income before income tax
 provision, as
 reported...............  $ 8,316 $ 5,265 $ 6,348
Pro forma income tax
 provision..............    3,576   2,264   2,730
                          ------- ------- -------
  Pro forma net income..  $ 4,740 $ 3,001 $ 3,618
                          ======= ======= =======
Pro forma basic and di-
 luted net income per
 share..................  $  0.48 $  0.30 $  0.36
                          ======= ======= =======
Pro forma weighted
 average shares
 outstanding............    9,920   9,920   9,920
                          ======= ======= =======

--------
(1) Weighted average shares outstanding are determined before giving effect to the contribution by BancBoston Ventures, Inc. to the capital of the Company of 569,200 shares of Common Stock to be made concurrent with the closing of the Offering, which shares, upon such contribution, will no longer be outstanding.
(2) Reflects pro forma provision for income taxes as if the Company had been a C Corporation for Federal and state income tax purposes during 1993, 1994 and 1995. The Company did not record a deferred tax asset in connection with the losses incurred for the period January 1, 1996 to May 16, 1996 because such assets could not be realized by utilization of such losses in the Company's income tax returns filed for the period May 17, 1996 to December 31, 1996.

CONSOLIDATED BALANCE SHEET DATA (IN THOUSANDS):

                                      DECEMBER 31,                      JUNE 30, 1998
                         ----------------------------------------  -------------------------
                                         ACTUAL
                         ----------------------------------------
                          1993    1994   1995    1996      1997     ACTUAL   AS ADJUSTED (1)
                         ------- ------ ------ --------  --------  --------  ---------------
                                                                               (UNAUDITED)
Working capital (defi-
 cit)................... $ 5,167 $4,902 $5,606 $   (629) $    444  $    829      $ 8,987
Total assets............  11,464  9,444  9,961   12,976    15,383    22,956       24,617
Total debt, including
 due to factor..........     --     --     --    22,288    24,839    28,101        1,254
Stockholders' equity
 (deficiency)...........   5,492  5,155  5,840  (15,843)  (15,818)  (15,466)      10,453
                         ======= ====== ====== ========  ========  ========      =======

--------
(1) As adjusted to reflect the sale of Shares offered hereby and the application of the net proceeds therefrom. See "Use of Proceeds."

                             PRO FORMA INFORMATION

PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS

  The unaudited Pro Forma Consolidated Statements of Operations represent the historical results of operations of the Company for the year ended December 31, 1997, and the six months ended June 30, 1997 and 1998, adjusted to reflect a reduction in interest expense and amortization of debt issuance costs following the use of approximately $27.0 million of net proceeds of the Offering to repay indebtedness as if such transactions had occurred at the beginning of such periods. The Pro Forma Consolidated Statements of Operations are not necessarily indicative of what the Company's results of operations would have been had such transactions occurred at the beginning of such period (see note 2 below).

                                       YEAR ENDED             SIX MONTHS ENDED           SIX MONTHS ENDED
                                   DECEMBER 31, 1997           JUNE 30, 1997               JUNE 30, 1998
                                ------------------------- -------------------------- --------------------------
                                   AS    ADJUST-    PRO      AS     ADJUST-    PRO      AS     ADJUST-    PRO
                                REPORTED  MENTS    FORMA  REPORTED   MENTS    FORMA   REPORTED  MENTS    FORMA
                                -------- -------  ------- --------  -------  ------- --------- -------  -------
                                                   (IN THOUSANDS EXCEPT PER SHARE DATA)
Net Sales.....................  $87,957  $  --    $87,957 $34,257   $  --    $34,257  $38,502  $  --    $38,502
Cost of Sales.................   70,610     --     70,610  27,499      --     27,499   29,762     --     29,762
                                -------  ------   ------- -------   ------   -------  -------  ------   -------
 Gross Profit.................   17,347     --     17,347   6,758      --      6,758    8,740     --      8,740
Operating expenses:
 Selling, shipping general and
  administrative..............   12,519     --     12,519   6,092      --      6,092    5,544     --      5,544
                                -------  ------   ------- -------   ------   -------  -------  ------   -------
 Operating income.............    4,828             4,828     666      --        666    3,196     --      3,196
 Factoring and
  Financing Costs(1)(2).......    4,743  (3,300)    1,443   2,080   (1,423)      657    2,485  (1,406)    1,079
                                -------  ------   ------- -------   ------   -------  -------  ------   -------
 Income (loss) before income
  taxes.......................       85   3,300     3,385  (1,414)   1,423         9      711   1,406     2,117
Income taxes(3)...............       60   1,110     1,170     --       --        --       359     304       663
                                -------  ------   ------- -------   ------   -------  -------  ------   -------
 Net income (loss)(4)...........$....25  $2,190   $ 2,215 $(1,414)  $1,423   $     9  $   352  $1,102   $ 1,454
                                =======  ======   ======= =======   ======   =======  =======  ======   =======
Pro forma basic and diluted
 net
 income (loss) per share......                    $  0.31                    $   --                     $  0.21
                                                  =======                    =======                    =======
Pro forma weighted average
 shares outstanding(5)........                      7,090                      7,090                      7,090
                                                  =======                    =======                    =======

-------
(1) Reflects the elimination of the amortization of debt issuance costs which will be written off in connection with the repayment of debt. The original assigned value of debt issuance costs was approximately $1.3 million and such costs were being amortized on a straight-line basis over the terms of the related debt. See "Use of Proceeds."
(2) Reduction of interest expense related to the repayment of $27.0 million of indebtedness as of the beginning of each period presented and the utilization of the remaining net proceeds to fund seasonal cash needs during the periods presented. Interest expense has also been reduced to utilize actual principal and interest payments on debt to be repaid with a portion of the proceeds of this Offering to reduce borrowings outstanding under the Company's factoring agreement. See "Use of Proceeds."
(3) The differences in Federal income taxes provided and the amounts determined by applying the Federal statutory tax rate to pro forma income
    (loss) before income taxes result from the following (in thousands):

                                                                  FOR THE SIX
                                                     FOR THE YEAR MONTHS ENDED
                                                        ENDED       JUNE 30,
                                                     DECEMBER 31, -------------
                                                         1997      1997   1998
                                                     ------------ ------  -----
   Tax at statutory rate...........................     $1,151    $    3  $ 720
   Add (deduct) the effect of:
    State income taxes.............................        314        14    192
    Nondeductible expenses.........................         95        51     45
    Change in valuation allowance..................       (390)      (68)  (294)
                                                        ------    ------  -----
                                                        $1,170    $  --   $ 663
                                                        ======    ======  =====

                                        (footnotes continued on following page)

(footnotes continued from previous page)

(4) Net income (loss) has not been adjusted to reflect an expected extraordinary gain on the early retirement of certain debt to be prepaid from the proceeds of this Offering. The extraordinary gain primarily results from the contribution of 569,200 shares of the Company's Common Stock (valued at the assumed offering price of $12.50 per share) by BancBoston Ventures, Inc. as consideration for the early repayment of debt due to BancBoston Ventures, Inc. and BankBoston, N.A.

The pro forma extraordinary gain is comprised of the following:

                                                                 FOR THE SIX
                                                  FOR THE YEAR  MONTHS ENDED
                                                     ENDED        JUNE 30,
                                                  DECEMBER 31, ----------------
                                                      1997      1997     1998
                                                  ------------ -------  -------
   Pro forma net income before extraordinary
    item........................................    $ 2,215    $     9  $ 1,454
   Extraordinary item:
    Gain on early retirement of debt............      7,115      7,115    7,115
    Less: Expensing of related deferred financ-
     ing costs..................................     (1,125)    (1,125)    (868)
    Less: Provision for income taxes............     (2,576)    (2,576)  (2,686)
                                                    -------    -------  -------
   Pro forma net income.........................    $ 5,629    $ 3,423  $ 5,015
                                                    =======    =======  =======
   Basic and diluted pro forma income per share.    $  0.79    $  0.48  $  0.71
                                                    =======    =======  =======

(5) The computation of pro forma basic and diluted earnings per share for the year ended December 31, 1997 and for the six months ended June 30, 1997 and 1998, is based upon (i) giving effect to the 124,000-for-1 stock split effected on July 21, 1998 (ii) 4,490,000 shares of Common Stock outstanding prior to the Offering (after giving effect to the concurrent contribution by BancBoston Ventures, Inc., to the capital of the Company of 569,200 shares of Common Stock in consideration of the prepayment of certain indebtedness of the Company) and (iii) 2,600,000 shares of Common Stock sold by the Company in the Offering. There is no difference between pro forma basic and diluted earnings per share for the year ended December 31, 1997 and for the six months ended June 30, 1997 and 1998, since the conversion of the stock options and warrants issued in connection with the Offering is antidilutive.

PRO FORMA CONSOLIDATED BALANCE SHEET

  The unaudited Pro Forma Consolidated Balance Sheet at June 30, 1998, is adjusted to reflect the issuance by the Company of 2,600,000 shares of Common Stock at the assumed initial public offering price of $12.50 per share and the application of approximately $27.0 million of net proceeds of this Offering to repay debt.

                                                       JUNE 30, 1998
                                            ------------------------------------
                                                                      PRO FORMA
                                            AS REPORTED ADJUSTMENTS  AS ADJUSTED
                                            ----------- ------------ -----------
                                                       (IN THOUSANDS)
                  ASSETS
Cash and cash equivalents, including re-
 stricted cash equivalents(1).............   $     80     $ 2,400      $ 2,480
Receivables, net..........................        161         --           161
Merchandise inventories...................     17,168         --        17,168
Prepaid expenses and other current as-
 sets.....................................      3,111         --         3,111
                                             --------     -------      -------
  Total current assets....................     20,520       2,400       22,920
Property and equipment....................        709         --           709
Other assets(2)...........................      1,727        (739)         988
                                             --------     -------      -------
                                             $ 22,956     $ 1,661      $24,617
                                             ========     =======      =======
   LIABILITIES AND STOCKHOLDERS' EQUITY
               (DEFICIENCY)
Current portion of long-term debt and cap-
 ital lease obligation(3).................   $    548     $  (500)     $    48
Accounts payable..........................      9,542         --         9,542
Due to factor(3)..........................      8,822      (7,847)         975
Accrued expenses and other liabili-
 ties(2)..................................        779       2,589        3,368
                                             --------     -------      -------
  Total current liabilities...............     19,691      (5,758)      13,933
Long-term debt and capital lease obliga-
 tion(3)..................................     18,731     (18,500)         231
Stockholders' equity (deficiency)(1)(2)...    (15,466)     25,919       10,453
                                             --------     -------      -------
                                             $ 22,956     $ 1,661      $24,617
                                             ========     =======      =======

--------
(1) Estimated net proceeds from the sale by the Company of 2,600,000 shares of Common Stock after repayment of certain indebtedness, factor borrowings and related accrued interest. See "Use of Proceeds."
(2) Reflects an expected extraordinary gain on the early retirement of certain debt to be prepaid from the proceeds of the Offering of $3.6 million. The extraordinary gain results primarily from the contribution of 569,200 shares of the Company's Common Stock (valued at the assumed offering price of $12.50 per share) by BancBoston Ventures, Inc. as consideration for the early repayment of debt due to BancBoston Ventures, Inc. and Bank Boston N.A. The extraordinary gain has been reduced by (i) the expensing of the unamortized portion of deferred financing costs related to the above debt totaling $739,000 and (ii) the related provision for income taxes of $2.7 million.
(3) Reflects the repayment from the proceeds of the Offering of $27.0 million of certain indebtedness, factor borrowings and related accrued interest of the Company.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

  The following discussion should be read in conjunction with the Company's financial statements and notes thereto appearing elsewhere in this Prospectus. In addition to the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as applicable to all forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed herein. See "Special Note Regarding Forward Looking Statements." Factors that could cause or contribute to such differences include, but are not limited to, those discussed in this section and in "Risk Factors."

OVERVIEW

  The Company provides an extensive line of high-quality women's and children's clothing in the moderate price category to major retailers, primarily for sale under private labels. In 1997, approximately 80% of the Company's sales were of knit products. The Company has been able to achieve attractive profit margins on its knit products by controlling all aspects of the production process. The Company believes that it differentiates itself by entering the knit garment production process at the fabric design and creation phase, unlike many of the Company's competitors who enter the garment production process later by purchasing finished fabrics. The Company believes that control over the knit production process enables it to capitalize on its design and garment production expertise to produce quality apparel for its customers on shorter lead times and at higher profit margins than its competitors. In addition to knit products, the Company also produces (i) woven products of the Company's design where the Company purchases dyed and printed fabric and then controls all cutting, sewing and finished goods production and
(ii) imported finished knit and woven products. The Company's products are sold nationwide through department and specialty store chains, including Charming Shoppes (Fashion Bug), Cato Stores, Montgomery Ward, Goody's and Sears; mass merchants, including Kmart and Wal-Mart; and wholesale clubs, including Costco Wholesale.

  In 1996, the Company made a strategic decision to shift a substantial portion of its sewing production from the United States to Mexico where the Company believes that pricing from contract manufacturers is more favorable due to lower Mexican labor costs compared to U.S. labor costs. Although the shift to Mexico for certain of the Company's production has increased the length of the Company's inventory production and turn cycle, the Company believes that its shift of sewing production to Mexico allows the Company to maintain its competitive product pricing and attractive profit margins. The Company estimates that approximately 25% of its knit sewing production was performed by contract manufacturers in Mexico in 1997 and that approximately 65% of knit production is currently performed in Mexico. All transactions with international suppliers currently are denominated in U.S. dollars and are not subject to exchange rate fluctuations.

  In the fourth quarter of 1997, the Company decided to restructure its children's division, which consisted of (i) the discontinuation of certain of the children's division's basic commodity products which have traditionally provided the Company with lower gross margins, (ii) the reduction of management personnel employed by the children's division and (iii) the use of Mexican contract manufacturing for certain portions of the production process. As part of the restructuring of the children's division, the Company also reduced production and design management personnel in 1997. The Company's reduction in management personnel, coupled with its shift in sewing production to Mexico (for its ladies' and children's products), have contributed to the Company's lower operating expense for 1997 and the first six months of 1998.

  The Company realized gross profit margins of 22.7% and operating margins of 8.3% for the first six months of 1998 compared to 19.7% and 1.9% for the first six months of 1997, largely as a result of utilizing lower cost Mexican contract sewing and the restructuring of the children's division.

  In May 1996, the Company completed a leveraged recapitalization (the "Recapitalization") whereby the Company borrowed an aggregate of $18.0 million from BankBoston, N.A and BBV. Substantially all of the proceeds from these loans were used to repurchase the stock holdings of a former stockholder of the Company and for a distribution to the Company's then remaining stockholder, Glenn Sands, the Company's President and Chief Executive Officer. The Recapitalization was undertaken to consolidate management control under the Company's current President and Chief Executive Officer, Glenn Sands. In connection with the Recapitalization, BBV acquired an equity interest in the Company. See "Principal Stockholders." The addition of $18.0 million of debt incurred in connection with the Recapitalization in May 1996 increased the Company's factor and financing costs from approximately $1.0 million in 1995 to $3.2 million and $4.7 million in 1996 and 1997, respectively. The Company believes that its incurrence of additional debt in connection with the Recapitalization, coupled with the increase in inventory turn time as a result of shifting certain of the Company's contract manufacturing to Mexico, have also constrained the Company in its ability to grow as (i) the financing of orders under its receivables factoring arrangements have been limited due to the Company's higher debt levels and (ii) order production cycles under such factoring arrangements have lengthened (extending the length of time such related debt remains outstanding) due to the use of Mexican contract manufacturers. The Company intends to pay down its outstanding debt incurred in connection with the Recapitalization with the proceeds of the Offering. See "Use of Proceeds."

RESULTS OF OPERATIONS--RATIOS

  The following tables set forth, for the periods indicated, certain items for the Company's Statements of Operations presented as a percentage of revenues. The operating results for any period are not necessarily indicative of results that can be expected for any future period.

                                                            SIX MONTHS ENDED
                                 YEAR ENDED DECEMBER 31,        JUNE 30,
                                 -------------------------  ------------------
                                  1995     1996     1997      1997      1998
                                 -------  -------  -------  --------  --------
Net sales.......................   100.0%   100.0%   100.0%    100.0%    100.0%
Cost of goods sold..............    75.3%    79.9%    80.3%     80.3%     77.3%
                                 -------  -------  -------  --------  --------
Gross profit....................    24.7%    20.1%    19.7%     19.7%     22.7%
Operating expense...............    13.7%    18.1%    14.2%     17.8%     14.4%
                                 -------  -------  -------  --------  --------
Income from operations..........    11.0%     2.0%     5.5%      1.9%      8.3%
Factoring and financing costs...     1.6%     4.1%     5.4%      6.1%      6.5%
                                 -------  -------  -------  --------  --------
Income (loss) before income tax
 (benefit) provision............     9.4%   (2.1%)     0.1%    (4.2%)      1.8%
                                 =======  =======  =======  ========  ========

RESULTS OF OPERATIONS

First Six Months of 1998 Compared to First Six Months of 1997

  Net sales for the first six months of 1998 were $38.5 million, compared to $34.3 million for the first six months of 1997, an increase of $4.2 million or 12.2%. Sales increased $7.3 million for ladies sportswear due to increases in the volume of ladies sportswear sales. The increase in ladies sportswear sales was offset by a decrease in children's division sales of approximately $3.1 million due to the Company's decision in late 1997 to discontinue certain less profitable children's division product lines resulting in lower sales volume. As of June 30, 1998, backlog in the children's division was $7.5 million, compared with $5.0 million as of June 30, 1997.

  Gross profit increased to $8.7 million, or 22.7% of net sales for the first six months of 1998, compared to $6.8 million or 19.7% of net sales for the first six months of 1997. This increase in gross profit margin as a percentage of sales was primarily due to the substantial increase in the utilization of Mexican contractors whose pricing to the Company reflects lower labor costs in Mexico relative to United States labor costs and, to a lesser extent, the discontinuation of certain less profitable children's lines.

  Operating expenses decreased to $5.5 million, or 14.4% of net sales for the first six months of 1998, from $6.1 million, or 17.8% of net sales for the first six months of 1997. The decrease resulted primarily from a reduction in officers' compensation of approximately $600,000. During 1998, the Company's President agreed to an amendment to his employment agreement which resulted in the lower compensation expense.

  Income from operations increased to $3.2 million for the first six months of 1998, compared to $666,000 for the first six months of 1997. This increase was due primarily to (i) an increase in gross profit margins of 3.0% resulting from the shift in sewing production to Mexico; (ii) an increase in sales volume for ladies sportwear; and (iii) a decrease in general and administrative expenses resulting from lower officers' compensation expense.

  Factor and financing costs increased to $2.5 million for the first six months of 1998 compared to $2.1 million for the first six months of 1997. This increase of $404,000 was primarily due to increased factoring costs associated with higher sales volumes.

  The Company earned $711,000 during the six months ended June 30, 1998, and has reflected a provision for income taxes of $359,000. The Company concluded that based on the current results, it would not increase the valuation allowance relating to the increase in deferred tax assets for the six months ended June 30, 1998. Accordingly, a benefit of $153,000 has been reflected in the results of operations for the six months ended June 30, 1998. For the six months ended June 30, 1997, the Company had a loss before income taxes of $1.4 million. The Company concluded based on its situation at the time, that it could not overcome the presumption that it was more likely than not that it would fully realize the net operating loss carryforward and deferred tax assets generated as a result of the loss for the six months ended June 30, 1997. Accordingly the Company did not record a benefit in the consolidated financial statements for the six months ended June 30, 1997.

 Year Ended December 31, 1997 Compared to Year Ended December 31, 1996

  Net sales were $88.0 million in 1997, compared to $78.7 million in 1996, representing an increase of $9.3 million or 11.8%. This increase was primarily due to an increase in sales volume of ladies' woven sportswear products and an increase in the volume of children's division sales in 1997, partially offset by a slight decrease in the volume of ladies' knit sportswear sales.

  Gross profit increased to $17.3 million, or 19.7% of net sales in 1997, compared to $15.8 million, or 20.1% of net sales in 1996. This decrease in gross profit as a percentage of net sales was primarily due to children's division sales, which sales carried a lower gross profit margin due to the nature of the products sold and which products carried higher costs due to the exclusive use of domestic contractors.

  Operating expenses decreased to $12.5 million in 1997, compared to $14.2 million in 1996, representing a decrease of $1.7 million. This decrease was due primarily to a buy-out of a former owner and officer of the Company during 1996 in connection with the Recapitalization and the elimination of compensation related thereto, partially offset by an increase in selling commissions earned in 1997.

  Income from operations increased to $4.8 million in 1997, compared to $1.6 million in 1996. This increase resulted primarily from increased sales volumes coupled with lower compensation expense, offset for slightly lower gross profit margins and increased selling commissions.

  Factoring and financing costs increased to $4.7 million in 1997, compared to $3.2 million in 1996. The increase of $1.5 million was primarily due to interest expense incurred of approximately $550,000 related to the Recapitalization. The balance of the increase was attributable to an increase in factoring costs due to increased sales.

  For the year ended December 31, 1997, the Company had income before income taxes of $85,000 and a tax provision of $60,000. The higher effective tax rate related to the income tax provision in 1997 resulted from the significance of the amount of nondeductible expenses for tax purposes when compared to the level of income before income taxes earned in 1997. For the year ended December 31, 1996, the Company had a loss before income taxes of $1.7 million. The Company concluded, based on its situation at the time, that it could not overcome the presumption that it was more likely than not that it would fully realize the net operating loss carryforward and deferred tax assets generated as a result of the losses incurred for the year ended December 31, 1996. Accordingly, the Company did not record a significant benefit in the consolidated financial statements for the year ended December 31, 1996.

 Year Ended December 31, 1996 Compared to Year Ended December 31, 1995

  Net sales were $78.7 million in 1996, compared to $67.3 million in 1995, representing an increase of 16.9%. This increase was primarily due to an increase in net sales of $5.9 million attributable to increased volume in the newly created children's division and an increase in net sales of $7.0 million attributable to volume increases experienced by the Company's woven products division.

  Gross profit decreased to $15.8 million, or 20.1% of net sales in 1996, compared to $16.6 million, or 24.7% of net sales in 1995. Reduced gross profit margins were a result of competitive pricing related to off-shore production utilized by certain of the Company's competitors. This industry trend required management to evaluate various off-shore production alternatives prior to management's decision to move certain portions of manufacturing to Mexico. Thus, this decrease was primarily due to the Company's decision to maintain its market share by reducing its prices while evaluating off-shore production alternatives.

  Operating expenses increased to $14.2 million in 1996, compared to $9.3 million in 1995, representing an increase of $4.9 million. This increase was primarily due to increased officer compensation and selling and shipping costs.

  Income from operations decreased to $1.6 million in 1996, compared to $7.4 million in 1995. This decrease resulted primarily from lower gross profit margins coupled with increased officer compensation and increased selling and shipping costs, partially offset by an increase in sales volumes.

  Factoring and financing costs increased to $3.2 million in 1996, compared to $1.0 million in 1995. The increase of $2.2 million was due to interest expense related to the Recapitalization and, to a lesser extent, increased factoring costs due to increased sales.

  For the year ended December 31, 1996, the Company had a loss before income taxes of $1.7 million. The Company concluded, based on its situation at the time, that it could not overcome the presumption that it was more likely than not that it would fully realize the net operating loss carryforward and deferred tax assets generated as a result of the losses incurred for the year ended December 31, 1996. Accordingly, the Company did not record a significant benefit in the consolidated financial statements for the year ended December 31, 1996. For the year ended December 31, 1995, the Company recorded an income tax provision of $253,000. The lower effective rate in 1995 resulted from the Company's S Corporation election for Federal and state income tax purposes.

LIQUIDITY AND CAPITAL RESOURCES

  Working capital increased by $1.1 million from a deficit of $629,000 at December 31, 1996 to working capital of $444,000 at December 31, 1997. The change results primarily from a reduction in payables and an increase in advances to officer. Working capital increased by $385,000 from $444,000 at December 31, 1997 to $829,000 at June 30, 1998. The change results primarily from reductions in current maturities of the Company's long-term debt.

  Capital expenditures amounted to $51,000, $205,000 and $218,000 for the years ended December 31, 1995, 1996 and 1997, respectively, and $89,000 and $111,000 for the six months ended June 30, 1997 and 1998, respectively. These expenditures were made primarily to upgrade and expand capabilities of computer equipment and to maintain Company facilities in the ordinary course of business.

  During 1995, the Company used $5.4 million in financing activities to fund dividends to stockholders. During 1996, the Company used $1.3 million in financing activities. In 1996, proceeds from long-term debt and the payment of advances by officers totaled $20.0 million and $980,000, respectively. Such proceeds were reduced by the use of funds to acquire treasury stock ($11.4 million), to pay dividends to stockholders ($9.3 million), to repay long-term debt ($1.0 million) and for costs incurred in connection with obtaining financing ($600,000). During 1997 and the six months ended June 30, 1997, cash provided from financing activities totaled $1.1 million and $1.9 million, respectively, and resulted primarily from the proceeds of long-term debt which were slightly offset by repayments of long-term debt. For the six months ended June 30, 1998, cash provided from financing activities totaled $26,000. Repayments of long-term debt of $200,000 were offset by payments of $230,000 on advances due from an officer.

  The Company has historically met its cash requirements through cash flow from operations, borrowings from various lenders, including affiliates, and factoring of its accounts receivable and letters of credit under the Factoring Line. After application of the net proceeds to the Company from the sale of the Shares offered hereby to repay indebtedness, the Company expects that the only indebtedness outstanding will be approximately $1,254,000 under the Factoring Line and a capital lease obligation of the Company (or approximately $279,000 if the Underwriters' over-allotment is exercised in full). See "Use of Proceeds." The Company intends to borrow from time to time under the Factoring Line to meet its working capital needs. Due to the cyclical nature of its sales, the Company's working capital requirements peak during the second and third quarters.

  The addition of $18.0 million of debt incurred in connection with the Recapitalization in May 1996 increased the Company's factor and financing costs from approximately $1.0 million in 1995 to $3.2 million and $4.7 million in 1996 and 1997, respectively. The Company believes that its incurrence of additional debt in connection with the Recapitalization, coupled with the increase in inventory turn time as a result of shifting certain of the Company's contract manufacturing to Mexico, have also constrained the Company in its ability to grow as (i) the financing of orders under its receivables factoring arrangements have been limited due to the Company's higher debt levels and (ii) order production cycles under such factoring arrangements have lengthened (extending the length of time such related debt remains outstanding) due to the use of Mexican contract manufacturers. The Company intends to pay down its outstanding debt incurred in connection with the Recapitalization with the proceeds of the Offering. See "Use of Proceeds."

  The Company's Factoring Line permits daily working capital borrowings of 90.0% of accounts receivable (non-recourse), plus 50.0% of letters of credits outstanding issued by the Company not to exceed $10.0 million. The outstanding debt is collateralized by the Company's inventory, receivables and is personally guaranteed by Glenn Sands, the Company's President and Chief Executive Officer. The Factoring Line expires on May 31, 2000, and is subject to annual renewal. Borrowings are subject to a monthly processing charge equal to 0.7% on gross sales up to $25 million, 0.65% on gross sales between $25 million and $75 million and 0.6% of gross sales over $75 million. In addition, an interest charge is applied on the total outstanding debt equal to prime plus 0.5% or 9.0% at December 31, 1997. At June 30, 1998, the Company had a net outstanding balance of $8.8 million under the Factoring Line.

  At December 31, 1996 and 1997 and June 30, 1998, the Company was not in compliance with certain financial ratio covenants relating to dilution and minimum earnings before interest, income taxes, depreciation and amortization ratios, as defined. The Company obtained waivers related to such noncompliance through July 1999.

  The Company anticipates that it will be able to satisfy its cash requirements including its expected growth for the next 12 months, primarily with cash flow from operations and borrowings under the Factoring Line.

YEAR 2000 COMPLIANCE

  The Company is currently in the process of evaluating its information technology for Year 2000 compliance. The Company does not expect that the cost to modify its information technology infrastructure to be Year 2000 compliant will be material to its financial condition or results of operations. The Company does not anticipate any material disruption in its operations as a result of any failure by the Company to be in compliance. The Company has purchased new information technology platforms which, among other things, are Year 2000 compliant. Hardware and software costs will be capitalized by the Company and all other costs associated with Year 2000 compliance will be expensed as incurred. The Company has had discussions with its customers and vendors and although the Company believes that the information systems of its major customers and vendors (insofar as they relate to the Company's business) comply with Year 2000 requirements, there can be no assurance that the Year 2000 issue will not affect the information systems of such customers and vendors as they relate to the Company's business, or that any such impact on such customers and vendors' information systems would not have a material adverse effect on the Company's business, financial condition or results of operations. The remediation of Year 2000 issues involving the Company's information systems is expected to be completed in time to prevent any material adverse consequences to the Company's business, financial condition or results of operations.

INFLATION

  As of the date hereof, inflation has not had and is not expected to have a significant impact on the Company's business.

RECENT ACCOUNTING PRONOUNCEMENTS

  Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information," introduces a new model for segment reporting, called the "management approach." The management approach is based on the way that management organizes segments within a company for making operating decisions and assessing performance. Reportable segments can be based on products and services, geography, legal structure, management structure--any manner in which management disaggregates a company. The management approach replaces the notion of industry and geographic segments in current accounting standards. SFAS 131 is effective for fiscal years beginning after December 15, 1997. However, SFAS 131 need not be applied to interim statements in the initial year of application. SFAS 131 requires restatement of all prior period information reported. The Company intends to adopt this standard when required and is in the process of determining the effect of SFAS 131 on the Company's financial statement disclosures.

  In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement is intended to eliminate the diversity in practice in accounting for internal-use software costs and improve financial reporting. The statement is effective for fiscal years beginning after December 15, 1998. The Company is in the process of determining the effect of this statement on the Company's consolidated financial position and results of operations.

                                   BUSINESS

GENERAL

  The Company provides an extensive line of high-quality women's and children's clothing in the moderate price category to major retailers, primarily for sale under private labels. The Company has been able to achieve attractive profit margins on its knit products by controlling all aspects of the production process. The Company believes that it differentiates itself by entering the knit garment production process at the fabric design and creation phase, unlike many of the Company's competitors who enter the garment production process later by purchasing finished fabrics. The Company believes that control over the knit production process enables it to capitalize on its design and garment production expertise to produce quality apparel for its customers on shorter lead times and at attractive profit margins. In 1997, approximately 80% of the Company's sales were of knit products. In addition to knit products, the Company also produces (i) woven products of the Company's design where the Company purchases dyed and printed fabric and then controls all cutting, sewing and finished goods production and (ii) imported finished knit and woven products. The Company's products are sold nationwide through department and specialty store chains, including Charming Shoppes (Fashion
Bug), Cato Stores, Montgomery Ward, Goody's and Sears; mass merchants, including Kmart and Wal-Mart; and wholesale clubs, including Costco Wholesale.

INDUSTRY

  Apparel Sales Growth. The Company believes that, based on information that it has obtained from outside sources it deems to be reliable, the U.S. apparel industry totaled approximately $170.0 billion in retail sales in 1997. The industry grew approximately 2.2% and 4.9% in 1996 and 1997, respectively. According to Standard & Poor's Apparel and Footwear Industry Survey, in 1997 small brands and private label goods accounted for approximately 70% of U.S. wholesale apparel sales while national brands accounted for approximately 30% of U.S. wholesale apparel sales. The Company believes, further, that in 1997, based on the outside sources referred to above, women's apparel accounted for approximately 53% of all U.S. apparel sales, while children's clothing accounted for approximately 17% of all U.S. apparel sales. The U.S. children's apparel industry increased in market size from $24.7 billion in 1994 to approximately $28.9 billion in 1996, a 17% increase.

  Trend Toward Casual Dress. The Company believes there is a growing trend in the United States toward casual dress, as reflected in the growing number of companies which have implemented policies such as "dress-down Fridays," and the increasing number of people who work at home. In addition, the Company believes that outside of the workplace, social activities are focusing on a more casual lifestyle. The Company also believes that in recent years, apparel consumers have become more cost conscious and are bypassing premium or designer products in favor of more casual, moderately-priced products.

  Trend Toward Private Label Apparel. The Company believes that there is a growing trend, on the part of both retailers and consumers, toward private label apparel. Private label apparel bears the retailer's own name or a proprietary brand name exclusive to the retailer. Producers are able to sell these garments to retailers at lower wholesale prices due to certain economies of scale, including lower advertising and promotional costs, lack of brand name license fees and royalties, and other risks and expenses customary in the brand-name apparel industry. As a result of the lower wholesale prices, private label apparel generally provides higher margins for the retailer than brand name or designer products. Industry sales of small brands and private label apparel represented approximately 70% of total U.S. apparel sales in 1997. The Company believes that this shift is due primarily to the education of consumers and retailers as to the benefits of private label products. The Company believes increasing numbers of consumers regard private label products as less expensive than brand name products, but of equal or better quality. This increase in consumer demand for private label garments, coupled with retailers' demands for higher margins, has resulted in retailers allocating more space to private label products.

  Trend Toward Retail Consolidation. Over the last few years, the retail apparel industry has been consolidating. This consolidation has produced larger retailers and department stores that, on an individual basis, demand larger quantities of high-quality products from their suppliers.

OPERATING STRATEGY

  The Company's operating strategy consists of the following key elements:

  Produce Only on a Firm Commitment Basis. The Company purchases raw materials and produces goods only upon receipt of a firm commitment from a customer. Once a product is shipped to a customer, the Company generally does not accept returns unless the product is defective or delivered late. These practices minimize the Company's need to carry unsold inventories.

  Focus on an "Updated Basics" Product Line. The Company's products are updated versions of basic, recurring styles that have a proven record of sales success and that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. The Company regularly updates these proven styles to reflect current fashion trends which it believes enhances sales by providing its product line a new and fresh look. In addition, the Company believes this practice also allows it to capitalize on higher profit margins associated with updated basics apparel, compared to those of more generic apparel priced on a commodity basis.

  Maintain Control Over the Entire Production Process. The Company is able to provide superior customer service and achieves attractive profit margins by controlling the entire production process of its knit products. By controlling the production process, the Company has the ability to tailor products to a customer's specific needs, offer customers rapid order turn around time, maintain flexible scheduling unconstrained by a finite production capacity, maximize fabric yields by knitting fabrics to the Company's own specifications and maintain higher standards of quality control.

  Outsource Manufacturing. Outsourcing allows the Company to respond quickly to changing production requirements, while eliminating the significant capital investment requirements and potential labor problems and other risks associated with maintaining manufacturing facilities and a manufacturing workforce. The Company does not own any manufacturing facilities except for a limited in-house cutting facility located within its warehouse in North Bergen, New Jersey. The Company maintains cost-efficiency and flexibility by outsourcing at nearly all stages of production to the lowest cost provider able to maintain the Company's timing and quality requirements.

  Provide Value to Customers. The Company seeks to add value to customers' overall merchandising effort by helping them maximize sales and profit margins. The Company works closely with its customers to develop coordinated products and distinctive product lines at their particular price points. This process allows the Company's customers to achieve a degree of differentiation from their retail competitors. The Company believes its ability to design and offer distinctive product lines is a competitive advantage and leads to large volume orders. The Company's sales force also consults with customers concerning optimal delivery schedules, floor presentation, pricing and other merchandising considerations. In addition, the Company provides its customers with competitive market intelligence gathered through discussions with its contract manufacturers. By integrating its sales force, design capabilities and manufacturing capabilities, the Company's customers receive up-to-date, high-quality products at competitive prices.

  Develop Long-Term Customer Relationships. The Company emphasizes the development of long-term relationships with its customers by providing a high level of customer service through its sales force. Each sales person is responsible for all aspects of a customer's order, including design assistance, the development and approval of product samples and regular order status updates until the delivery of finished goods. The Company seeks to capitalize on its knowledgeable and experienced sales force by maintaining regular interaction with its customers which provides the Company a thorough understanding of which products will meet their particular needs.

GROWTH STRATEGY

  The Company believes a number of current industry trends will increase demand for private label apparel products. First, the Company believes that increasing numbers of consumers regard private label products as less expensive than brand name products, but of equal or better quality. Retailers also find private label products attractive as they provide higher profit margins than brand name products. Second, the Company believes that there has been a trend in recent years toward the purchase of casual, moderately priced apparel, driven by the popularity of casual dress-down Fridays and increasing numbers of casual social activities. Third, in recent years there has also been significant growth in the children's apparel market. Finally, the Company believes, that the general consolidation of major retailers and department stores has created a preference among retailers for doing business with a limited number of large, well-capitalized suppliers that can provide large product volumes quickly and efficiently. The Company believes its focus on casual, moderately priced, private label apparel for women and children positions it to capitalize on these trends. The Company intends to grow its business by pursuing the following strategies:

  Increase Sales to Existing Customers. The Company seeks to increase sales to existing customers by expanding sales to individual buyers of additional products within a particular product line and selling to additional buyers within the same organization. Certain of the Company's customers began their relationship with the Company by purchasing only one of the Company's products. Since these initial purchases, the Company has been able to expand its sales to such customers to multiple products and often to multiple lines. This strategy has enabled the Company to expand its product sales to its existing customers over time. In addition, retailers typically employ a number of buyers who focus on different product lines including, among other things, types of fabric, gender and product sizes. To capitalize on this industry dynamic, the Company seeks to leverage its strong relationships with individual buyers to gain access to additional buyers of different product lines within the same organization. The Company aggressively pursues these cross-selling opportunities by offering, for example, woven bottoms to customers which currently purchase only knit tops. The Company's broad product line enables it to pursue many of these cross-selling opportunities.

  Expand the Company's Customer Base. The Company intends to leverage its proven track record of sales success, reputation for quality products and superior customer service to expand its customer base. The Company utilizes such qualities to establish test programs whereby new customers can evaluate the quality of the Company's products and sales success before placing large orders. In addition, the Company's sales force places great importance on maintaining its relationships with individual buyers as a way of gaining access to new customers if such buyers change employers.

  Expand Ladies' Product Offerings. The Company seeks to increase sales to customers by offering ladies' products in categories outside of the Company's traditional knit product offerings. The Company's goal is to be considered by its customers as providing a "one-stop shopping" opportunity, where such customers can easily and quickly fill all of their buying needs. The Company has already begun expansion of its ladies woven product line from pants to skirts, tops, shorts and jumpers. Sales of the Company's woven products increased from $8.2 million in 1996 to $16.2 million in 1997. Additionally, the Company is seeking to develop other ladies' lines, such as sweaters, and to import moderately-priced finished goods.

  Expand Children's Apparel Division. The Company began selling children's apparel in 1995. Since that time, revenues from the sale of children's apparel have grown from $6.6 million in 1995 to $17.8 million in 1997. In the last quarter of 1997, the Company made the strategic decision to discontinue its lines of children's basic, commodity products in favor of developing new children's lines utilizing the Company's "updated basics" strategy. In connection with this decision, the Company hired a new management team and additional personnel for its children's division. The Company believes that its updated products will differentiate it from typical children's apparel producers and has already begun to realize sales growth and gross margin improvement from its new lines currently in production. The Company will seek to expand product offerings in its updated basics children's line.

  Pursue Select Acquisitions. The Company may, from time to time on an opportunistic basis, acquire apparel companies with significant private label business and/or underdeveloped apparel brands or licensed trademarks. The Company will primarily focus on acquisition candidates that provide the Company with certain operational or manufacturing synergies in order to realize enhanced economies of scale in the Company's sales and production processes. The Company has no current plans or agreements to acquire any other companies.

PRODUCTS

  The Company provides an extensive line of high-quality women's and children's clothing in the moderate price category. The Company's products are updated versions of basic, recurring styles which have a proven record of sales success with its customers and that the Company believes are less susceptible to fashion obsolescence and less seasonal in nature than fashion styles. The Company employs merchandisers and designers to regularly update these basic styles to reflect current fashion trends by using new color schemes, fabrics, decorative trim and by incorporating nuances of existing popular styles.

  The Company believes its product line diversity and custom design capabilities provide a competitive advantage because it makes the Company a "one-stop shop" for its customers whereby an individual buyer can purchase substantially all the products necessary to complete its private label line without having to shop additional suppliers. The Company has developed an extensive product line in its primary market, ladies' casual wear, which includes knit tops, bottoms, related separates, dresses and short sets, and woven (e.g., corduroy, twill, denim) bottoms, jumpers, dresses, coordinates, short sets and tops. In addition to its standard production garments, the Company also produces, on a limited basis, custom designed merchandise for certain of its customers. In addition to the Company's existing knit product lines, which accounted for approximately 80% of the Company's sales in 1997, the Company expanded its product offerings to include ladies' woven bottoms and children's apparel in 1995. Since 1995, the Company has expanded its ladies woven products to also include tops, shorts, overalls and jumpers. Sales of the Company's woven products increased from $8.2 million in 1996 to $16.2 million in 1997.

  The Company began selling children's knit apparel in 1995. Since that time, revenues from children's apparel sales have grown from $6.6 million in 1995 to $17.8 million in 1997. In order to increase profit margins on growing sales of children's apparel, the Company hired a new management team and additional personnel for its children's division in the first quarter of 1998. The new management team has focused on developing new children's lines utilizing the Company's "updated basics" strategy instead of continuing to offer commodity basic goods as the children's division had done prior to 1998. Such updated basics have typically enabled the Company to achieve higher profit margins on its product lines.

  The Company sells its products primarily under private labels; however, the Company also sells a limited number of products under its own labels. During 1997, approximately 75% and 25% of the Company's products were sold under private labels and the Company's proprietary brand names, respectively.

CUSTOMERS

  The Company's products are sold nationwide in an estimated 11,000 stores operated by approximately 154 department and specialty store chains, mass merchandisers, and other retail outlets. For the year ended December 31, 1997, sales to department and specialty stores accounted for approximately 79.5% of the Company's net sales, while sales to mass merchandisers, wholesale clubs and mail order catalogues accounted for approximately 17.3%, 2.9% and 0.3% of the Company's sales, respectively. The Company does not currently have any long-term commitments or contracts with any of its customers.

  The following table presents data on the Company's gross sales, in thousands of dollars and in the percentage of gross sales, to its largest customers for each of the last three years and for the six months ended June 30, 1998.

                                                                                   SIX MONTHS ENDED
                                1995               1996               1997          JUNE 30, 1998
                         ------------------ ------------------ ------------------ ------------------
                         DOLLARS PERCENTAGE DOLLARS PERCENTAGE DOLLARS PERCENTAGE DOLLARS PERCENTAGE
                         ------- ---------- ------- ---------- ------- ---------- ------- ----------
Cato Stores............. $ 6,748     9.6%   $ 8,617    10.3%   $ 6,065     6.5%   $ 2,291     5.4%
Charming Shoppes........  11,212    16.0     13,306    15.9     12,584    13.4      4,390    10.4
Costco Wholesale........     --      --         --      --       1,451     1.5      4,434    10.5
Kmart...................   5,025     7.2      7,126     8.5      8,844     9.4     12,714    30.1
Lerner..................  10,464    14.9      6,749     8.0      3,985     4.3        297     0.7
Montgomery Ward.........     --      --         --      --       4,104     4.4      1,986     4.7
Sears...................   1,822     2.6      9,922    11.8     11,347    12.1      5,610    13.3
Shopko Stores...........     --      --       2,569     3.1      4,964     5.3      1,688     4.0
Wal-Mart................   3,207     4.6      6,814     8.1      6,744     7.2        414     1.0

MERCHANDISING

  The Company employs an interactive approach to merchandising. Throughout the design and production process, the Company's sales and marketing staff works closely with the design and production team from order taking to shipping, to ensure that goods are produced to its customers' exact specifications in an efficient and timely manner. The Company's sales and marketing staff participates in the production process by checking samples of work-in-process goods at various stages to verify that these goods meet customer specifications. In many cases, sample items are presented to customers at designated points of the production process to obtain feedback and effectively ensure that the finished goods meet customer expectations.

  The Company also works closely with its customers to develop coordinated products and distinctive product lines to serve their customers more effectively. Rather than offering goods only from shelf lines, the Company seeks to add value to its customers' overall merchandising efforts by helping them maximize sales and profit margins at their respective price points and achieve a degree of differentiation from their retail competitors. The Company believes its ability to design and offer distinctive product lines is a competitive advantage and leads to large volume orders.

 Design

  The Company believes that its customers rely on its ability to design, produce and deliver, on a timely basis, commercially successful apparel lines. The Company's design team is responsible for the creation, development and coordination of an extensive range of products and product lines and regularly updates existing styles to mirror changing fashion trends. In particular, the Company's design team seeks to enhance consumer demand for its products by combining functional fabrics with creative designs and color schemes. The Company's design and merchandising teams continually monitor and evaluate the ladies' and children's markets for styles and trends in fabrics, trims and accessories, and analyze sales information provided by its customers. The Company's design teams work closely with its customers to help identify such customers' design needs and revise designs as necessary to reflect the style, image and value that each customer wishes to offer to its consumers.

  The Company has developed an expertise in fabric design, dyeing and printing over the past seven years which enables it to rapidly update its products. The Company maintains an in-house art department which develops printed fabrics which eliminates the need to buy standard printed or dyed fabrics from suppliers. The Company's art department, using state-of-the-art CAD systems, redesigns art work purchased from various art studios by altering colors, backgrounds, graphics, shapes and other items to make it suitable for printed fabrics which it believes will fit the fashion tastes of the Company's customers. The Company currently catalogues its printed fabrics in an extensive print library which encompasses approximately 2,000 different designs. The Company believes its print library is an important resource because it greatly reduces its need to regularly source new fabric patterns, colors and designs. In addition, these distinctive patterns and designs are copyrighted by the Company which helps to ensure that its updated and distinctive products are not readily imitated by competitors.

 Sales and Marketing

  The Company's selling operation is highly centralized. Sales to the Company's customers are made by an in-house sales force of 10 people, primarily through the Company's New York City showrooms. Senior management actively participates in the planning of the Company's marketing and selling efforts. The Company does not employ independent sales representatives or operate regional sales offices, but does participate in various regional merchandise marts, industry marketplaces at which numerous vendors rent space in order to display their products to regional buyers. This sales structure enables management to effectively control the Company's sales effort and to deal directly with, and be readily accessible to, the Company's major customers. Products are generally marketed to department and specialty store customers four to five months in advance of each of the Company's selling seasons.

  The Company emphasizes the development of long-term relationships with its customers. The Company has established strong relationships with individual buyers at each of its customers, and more importantly, it has also established relationships with senior management of its key customers. The Company believes multiple tier relationships help to insulate it from changes in individual buyers at its various customers as is common in the apparel business.

  A key component of the Company's ability to achieve its long-term relationships is the high level of services that the Company's sales force provides to its customers. Each sales person is responsible for all aspects of a customer's needs, including design assistance, developing product samples, obtaining orders, coordinating fabric choices, monitoring production and delivering finished products. During the production process, such salesperson is responsible for informing the customer about the progress of an order, including any difficulties that might affect delivery time. In this way, the Company and its customer can make appropriate arrangements regarding any delay or other change in the order. Further, the Company ensures that multiple salespersons are familiar with each customer account so that they can work cooperatively to assist one another on a reciprocal basis. The Company believes that this sales management technique provides an advantage over its competitors because it ensures that its customers always have a knowledgeable salesperson available to discuss product orders and related issues.

  The Company's sales force is in constant contact with its customers to develop an understanding of the customers' retail strategies, style preferences and production requirements, as well as to identify prevailing fashion trends. The Company then utilizes this information to provide its customers with products that meet their particular requirements efficiently. The Company's sales and design team works with certain of its customers to custom design garments which incorporate current industry fashion trends that will reflect the style and image that a buyer intends to project to consumers. In order to facilitate this process the Company requires that its sales force be knowledgeable about all aspects of the design and garment production process. The Company believes its knowledgeable sales force enables it to provide its customers immediate feedback as to the various costs of creating and changing designs, the costs and availability of various fabrics, and production times.

  The Company also consults with its customers concerning the style and coordination of the clothing they purchase, optimal delivery schedules, floor presentation, pricing and other merchandising considerations. Frequent communications between the Company's senior management and other sales personnel and their counterparts at various levels in the buying organizations of the Company's customers is an essential element of the Company's marketing and sales efforts. These contacts allow the Company to closely monitor retail sales volume to maximize sales at favorable profit margins for both the Company and its customers. The Company and its largest customers discuss retail trends and their plans regarding anticipated levels of purchases of Company products for future seasons. These discussions are intended to assist the Company in planning the production and timely delivery of its products.

CONTRACT MANUFACTURING AND DISTRIBUTION

 Overview

  The Company manufacturers substantially all of its knit products, which accounted for approximately 80% of its product sales in 1997, through designing and creating fabric and contracting with select manufacturers at every stage of both fabric and finished goods production. The balance of the Company's products consists primarily of (i) woven products of the Company's design where the Company purchases dyed and printed fabric and then controls all cutting, sewing and finished goods production and (ii) imported finished knit and woven products.

  A significant component of the Company's operating strategy is the utilization of third party contract manufacturers throughout the entire production process from yarn purchasing through product delivery. The Company believes this is a significant competitive advantage because it provides the Company with the flexibility to choose the lowest cost provider available at each stage of the production process that can meet the Company's delivery and quality requirements. In addition, outsourcing of production eliminates significant capital investment requirements and minimizes the risk of labor problems and other risks associated with maintaining manufacturing facilities and a manufacturing workforce. The Company does not own any manufacturing facilities except for limited in-house cutting capacity located within its warehouse in North Bergen, New Jersey. The Company does not engage in any hedging activities intended to offset the risk of raw material price fluctuations. The

Company supplies its main contractors with a high volume of business on a consistent basis, making the Company an important customer of these contractors. In certain instances, the Company provides these contractors with 100% of their business. This strategy enables the Company to leverage its position as a key customer to negotiate favorable pricing, and to receive production priority and preferential treatment. The Company believes that this manufacturing model allows it to maximize production flexibility, speed and efficiency without sacrificing product quality.

  The Company believes its production model helps it to achieve attractive gross profit margins. Whereas substantially all apparel companies begin the manufacturing process by purchasing finished fabric from a converter, the Company enters the production process for its knit products at the stage of purchasing yarn for its fabrics. By utilizing contract manufacturers at an earlier stage of the production process, the Company avoids certain mark-ups normally passed on to the Company's competitors that purchase finished fabrics from converters. In addition, in 1996, the Company made a strategic decision to shift the majority of its sewing operations from the United States to Mexico. The enactment of NAFTA, whereby goods produced in Mexico are generally exempt from U.S. import duties as long as they meet certain guidelines, made it economically feasible for the Company to take advantage of Mexico's large and skilled labor pool. See "--Imports and Import Restrictions." The Company believes that by having its products sewn in Mexico, it can produce high-quality goods at significant cost savings because labor costs in Mexico are significantly lower than in the United States.

  The Company has developed long-standing relationships with many of its contract manufacturers and believes that these relationships contribute to its ability to produce quality apparel products on a timely and cost effective basis. In 1997, approximately 80% of the Company's major contract manufacturers had been conducting business with the Company for over five years. In addition, the Company has in the past loaned start-up capital to an existing manufacturer to assist such manufacturer with the development of manufacturing facilities in Mexico where the Company's products are sewn. In exchange for such loan, the Company has first priority over work performed in such factory for the foreseeable future so long as the Company continues to send work to such manufacturer. The Company believes that it has ready access to numerous contractors. The Company determines which of its contractors to utilize based on, among other factors, the price charged by each contractor and each contractor's available production capacity to complete the order, the transportation lead times required to deliver goods, the availability of quota for the product from various countries and the contractor's ability to produce goods on a timely basis subject to customers' quality specifications. The Company regularly visits its contractors and communicates with governmental authorities to ensure that such contractors are in compliance with federal, state and local labor laws. If any contractor is found to be in violation of such laws, the Company immediately terminates its relationship with such contractor.

  The Company believes it is well-positioned to take advantage of the trend toward shorter lead times among retailers, and to continue to increase its market share because of its control over the entire production process and its ability to control production schedules at its contractors. The Company has the ability, through its contract manufacturers, to operate on production schedules with lead times ranging from as few as 30 days to several months to accommodate its customers' requirements. Typically the Company's specialty retail customers attempt to respond quickly to changing fashion trends and are increasingly less willing to assume the risk that goods ordered on long lead times will be out of fashion when delivered. The Company maintains its sewing facilities in New Jersey for orders with shorter lead times. While mass merchandisers such as Kmart are beginning to operate on shorter lead times, they are also occasionally able to estimate their needs as much as six months to one year in advance for products that do not change in style significantly from season to season.

 Yarn Sourcing

  The manufacturing process for knit products begins with yarn purchasing. The Company buys yarns of various qualities and characteristics from six primary domestic suppliers as well as from overseas sources through brokers. With additional capital from the Offering, the Company will be positioned to purchase yarn directly from foreign mills at a substantial cost savings. The Company purchases its own yarn to ensure the quality of the raw materials used in its garment production.

 Knitting

  A key component of the Company's ability to produce goods at attractive profit margins is its ability to control the knitting process. The Company has an in-depth knowledge of the technical aspects of the knitting process which allows it to produce its knit fabrics efficiently and cost effectively. Controlling the knitting process allows the Company to specify the exact technical specifications and widths at which its fabrics are produced. This allows the Company to design its patterns to maximize the yields it receives from each yard of fabric produced. In addition, the mills convert the yarn into rolls of fabric meeting the Company's specifications as to yarn content, weight, width and knitting design. This allows the Company to control the quality of the fabric for flaws, weight deficiencies or other problems earlier in the production process, thereby increasing customer satisfaction with its finished products. The Company utilizes approximately ten primary knitting mill contractors which it believes can be supplemented by an equal number of secondary knitting mills to increase capacity. Mills are selected, in part, based on their ability to produce fabric at different custom widths, as well as their cost and timing of production. Knitted fabric is sent to one of the Company's finishers for dyeing, bleaching or printing and preparing the fabric for cutting. The Company also purchases, primarily from domestic sources, finished fabric (both dyed and printed) for its woven products as well as, on an occasional basis, for its knit products.

 Dyeing and Printing

  Fabric rolls are delivered to one of two primary outside dyers and/or to one of two primary outside printers who create, respectively, solid colors or print patterns, as specified by the Company. Of the finished products sold by the Company, approximately 60% are solid colors, and 40% are printed fabrics. By working closely with its manufacturers over the past seven years, the Company has developed an expertise in fabric design, dyeing and printing. The Company currently catalogues its printed fabrics in an extensive print library which encompasses approximately 2,000 different styles. If patterns from the Company's library are not used, outside design studios are employed to create new printing patterns to the Company's specifications. See "Merchandising-- Design."

 Cutting

  Printed or dyed rolls of fabric are shipped directly to third party manufacturers for cutting. The Company uses five primary cutting facilities for knits which are located in New Jersey. Wovens are cut in South Carolina as well as in factories in Mexico. The duty on woven and knit fabrics cut in Mexico is 2% and 4% , respectively, of the cost of the fabric, the fabric cutting and insurance cost for products cut and sewn in Mexico. The ultimate cost of cutting certain woven goods in Mexico is still less expensive than cutting wovens in the United States. Under NAFTA, duties on wovens or knit goods cut in Mexico will be eliminated by January 1, 2002. As duties on cutting wovens and knits in Mexico decrease over time, the Company expects to shift an increasing amount of its cutting to Mexico. See "--Import Restrictions."

  The Company's technical production support staff, located in New York City, produces patterns for cutting piece goods and, using state-of-the-art computer equipment, marks and grades the patterns onto templates in a manner to minimize fabric waste. The Company achieves a low rate of waste of approximately 10%, while the Company believes that the industry average is approximately 20%. The Company attributes this low level of waste to its sophisticated computer grading equipment as well as to the fact that it can have fabric rolls manufactured in customized widths, according to the garments to be produced from the fabric. The Company cuts approximately 6% of its goods in an in-house facility located in its New Jersey warehouse to expedite certain orders.

 Sewing

  Cut garments are delivered to the Company's distribution facility in North Bergen, New Jersey and are packaged with various trim to be attached to the garments, product labels and tags and, in some cases, clothing hangers specified by a retailer. Before these cut garments are shipped to the sewing contractor, a finished product sample, including a stitching diagram as well as garment specifications, are sent to the sewing contractor.

  Before the sewing contractor begins work on the main order, it produces a sample garment for inspection and approval by the Company's production support staff. The Company sends the sample garment to its customer for inspection and approval before commencing full-scale production. Once begun, the sewing process generally takes two to eight weeks. In 1997, the Company engaged the services of approximately 25 sewing contractors. Approximately 65% of the Company's sewing is currently performed in Mexico, with the balance performed by domestic sewing contractors for product orders which are requested on an accelerated basis. Pursuant to NAFTA-enabling legislation, garments cut in the United States, sewn in Mexico and imported into the United States are not subject to tariffs or quotas. See "--Import Restrictions." The Company believes that its recent increase in gross profit margins is directly related to lower labor costs because of the shift of its sewing operations from the United States to Mexico.

 Asian Production

  In 1997, approximately 15% of the Company's gross sales (across all divisions) were of finished products imported from China and Taiwan. The Company believes that foreign contract manufacturing allows it to take advantage of lower manufacturing costs for products which require more labor to produce and to avail itself of a skilled labor force which is better equipped and trained to produce certain products, particularly certain kinds of knitwear. The Company anticipates that in 1998, an aggregate of approximately 10% of its sales will be of products imported from China and Taiwan. Compared to production in the United States or Mexico, foreign sourcing of products requires a significant lead time between order and receipt, ranging from six to ten months in the case of Far Eastern sourced manufacturing. Thus, the Company continues to import foreign goods primarily on an opportunistic basis.

 Shipping and Delivery of Finished Products

  Upon completion of the manufacturing process, the Company's products, whether produced domestically or imported, are shipped from the contract manufacturers by sea, air or land either to the Company's distribution facility in North Bergen, New Jersey or directly to customers. Products are packaged to the specifications of the customer. Products shipped from the Company's distribution center are shipped on one of five Company-owned trucks or by common carrier. Most finished goods are delivered to the customer's consolidators, many of which are located in Northern New Jersey. All shipping, bills of lading, invoices, etc. are controlled by the Company from the North Bergen facility.

 Quality Control

  The Company has in place comprehensive quality control procedures to ensure that fabrics, materials and finished goods meet the Company's exacting quality standards. The Company regularly visits and inspects each of its domestic and foreign contract manufacturers to ensure compliance with the Company's quality standards. The Company oversees testing of yarns, fabrics and trim for colorfastness, washability and other standards. Sample garments are randomly subjected to quality control tests by the Company for fit and appearance. Finished garments are subject to final inspection in the Company's distribution facility for general appearance and quality prior to shipment to customers. Products which are manufactured in foreign countries are tested to ensure that they comply with customer specifications. The Company verifies that those products shipped from foreign manufacturers meet United States customs import requirements.

BACKLOG

  At June 30, 1998, unfilled orders believed to be firm were approximately $48.6 million, compared to approximately $25.3 million of unfilled orders believed to be firm at June 30, 1997. The Company believes that all of its backlog of firm orders as of June 30, 1998, will be filled within six months. Firm orders include purchase orders placed but not yet filled. The amount of unfilled firm orders at a particular time is affected by a number of factors, including the scheduling of manufacture and shipment of finished goods, which, in some instances, is dependent on the desires of the customer. Accordingly, a comparison of unfilled firm orders from period to period is not necessarily meaningful and may not be indicative of eventual actual shipments or the Company's ability to fill orders. Although the Company's orders typically contain cancellation provisions, the Company's experience has been that the cancellations, rejections or returns of firm orders have not materially reduced the amount of sales realized from its backlog.

MANAGEMENT INFORMATION SYSTEMS

  The Company believes that advanced information processing is important to maintain its competitive position. The Company continues to upgrade its management information systems in order to maintain better control of its inventory and to provide management with information that is both more current and more accurate than was available previously. To this end, the Company has purchased a new ACS Optima computer system from Computer Generated Solutions ("CGS"). This system is widely used in the apparel industry. It is a complete corporate system, which includes modules for, among other things, order entry, accounts receivable, customer service, finished goods inventory, credit management, invoicing and shipping, sales and management analysis, master production scheduling systems, raw material management and fabric management.

  The new CGS core operating system will be integrated with the Company's new Stewart Sinclair Warehouse Management system and will allow for scanning inbound bar-coded finished goods inventory. As finished goods inventory is processed for shipping, it will be scanned as it is placed into a carton for shipment. The system will check the carton's contents against the order for shipment accuracy. Only when the carton's contents match the order will the shipping label be printed. The order information will then be used to produce a master Bill of Lading, an Advanced Ship Notice and an invoice which will be transmitted via Electronic Data Interchange ("EDI") to the customer. The Company's new computer systems will be run in parallel with the Company's current computer system until the Company is assured that the new system is running properly. The new computer systems will also allow the Company to link to its contractors via the Internet and enable it to monitor its finished goods inventory remotely. As a result, the Company will be able to ship its finished goods directly to its customers from its sewing contractors in Mexico and its domestic remote packing facilities.

  The Company has expanded its EDI program to include the majority of its major customers and allow the Company to comply with customers' specific requirements. This technology allows the electronic exchange of purchase orders, invoices, and advanced shipping notices.

IMPORT RESTRICTIONS

  The Company presently imports garments under two separate scenarios having distinct customs and trade consequences: (i) imports of goods sewn (and sometimes cut) in Mexico and (ii) imports of finished goods, primarily from China and Taiwan.

  The North American Free Trade Agreement ("NAFTA") became effective on January 1, 1994. NAFTA provides that tariffs on goods imported into the United States from Mexico are accorded reduced or duty-free access, depending upon the type of goods imported. With respect to the apparel industry, NAFTA has effectively eliminated or substantially reduced tariffs on garments imported into the United States from Mexico if such goods are made from fabric originating from sources located in the United States, Canada or Mexico. The key requirement for NAFTA qualification is that the yarn and cloth for a garment, and the cutting, sewing and finishing of a garment, must take place within North America. Merchandise produced pursuant to these requirements is entitled to enter the United States at a preferential or zero rate tariff and is not subject to any quota. In addition, pursuant to legislation adopted by Congress to enact NAFTA in the United States, immediate, duty-free and quota-free entry into the United States from Mexico is permitted for garments sewn from components which are cut in the United States from United States knit, woven or formed cloth. NAFTA's tariff on the value of finished knit goods of 4% and a 2% tariff on the value of finished woven goods is charged if such goods are cut in Mexico and then imported into the United States. Tariffs on goods cut in Mexico, pursuant to NAFTA tariff schedules, are expected to decline to zero over three years.

  Garments imported directly (mostly from the Pacific Rim) are normally taxed at most favored nation ("MFN") tariffs and are subject to a series of bilateral quotas that regulate the number of garments that may be imported annually into the United States. The tariffs for most of the countries from which the Company currently imports or intends to import have been set by international negotiations under the auspices of the World Trade Organization ("WTO"). These tariffs generally range between 17% and 35%, depending upon the nature of the garment (e.g., shirt, pant), its construction and its chief weight by fiber.

  In addition to these tariff rates, merchandise from the countries from which the Company imports is also subject to bilateral quota restraints, pursuant to U.S. domestic law or the multi-lateral Agreement of Textile and Clothing, which is under the auspices of the WTO. Most bilateral quotas are negotiated on a calendar year basis. After the United States and a particular country agree to a particular level of exports in a particular quota category, the country that receives the quota has the right to determine the method by which such quota is assigned to its manufacturers. Most countries, however, assign it to the factories that actually produce the garments. Shipments which are exported to the United States must, in addition to the usual commercial documentation, have appropriate and official textile visas, in either an electronic or paper format, which confirm their quota status. This documentation must be filed prior to the admission and clearance of the merchandise into the United States. Accordingly, the Company usually requires that this paperwork be submitted prior to payment.

COMPETITION

  The apparel industry is highly competitive and the Company competes with numerous apparel manufacturers, including brand name and private label producers, and retailers which have established, or may establish, internal product development and sourcing capabilities. The Company's products also compete with a substantial number of designer and non-designer product lines. Many of the Company's competitors and potential competitors have greater financial, manufacturing, distribution and marketing resources than the Company. The Company believes that it competes favorably on the basis of quality and value of its apparel lines and products, price, the production flexibility, efficiency and speed that it enjoys as a result of its control over the entire production process, and its long-term relationships with contract manufacturers and customers. Nevertheless, any increased competition from manufacturers or retailers, or any increased success by existing competition, could result in reductions in unit sales or prices, or both, which could have a material adverse effect on the Company's business and results of operations.

TRADEMARKS

  The Company's primary business has been the production of private label goods for its customers. However, long-term trademarks and trade names which have been used by the Company are listed below. Each is owned by the Company and registered in its name.

  PERISCOPE(R) was launched for use in department and specialty stores.

  ASHLY BRENT(R) which has been used on all specialty store products.

  JUST DAWN(R) which has been used mainly on discount store products.

  ANOTHER NAME(R) which has been used on discount store products with decreasing frequency since 1981.

  CURIOSITY'S CAT(R) which has been used on all import goods.

  DIRECTIVES(R) which has been used on department and specialty store products.

  DNA(R) which has been used on a junior's/young women's apparel line.

EMPLOYEES

  At June 30, 1998, the Company employed 145 persons on a full-time basis, comprised of 15 executive and management employees, 10 sales employees and 120 administrative and warehouse employees. None of the Company's employees is a member of any labor union or is subject to a collective bargaining agreement. The Company considers its relations with its employees to be good.

PROPERTIES

  The Company's executive offices, showrooms and sales offices as well as its design facilities are located in approximately 9,000 square feet on the sixth and tenth floors at 1407 Broadway, New York, New York. The floors are leased pursuant to a single lease for a term expiring in April 2002, at a current annual base rent of $305,600. The Company's accounting offices, in-house cutting and sample production facilities, fabric marking and grading facility, label making facility, as well as its in-house quality control facility and warehousing and distribution center are located in approximately 50,000 square feet at 2075 91st Street, North Bergen, New Jersey. The facility is leased for a term expiring September 2000 at a current annual base rent of $266,116. The Company believes that its existing facilities are adequate to meet its current and foreseeable needs and that it can successfully negotiate new leases when its current leases expire.

LEGAL PROCEEDINGS

  The Company is not involved in any pending or threatened legal proceedings that could have a material impact on the Company's consolidated financial statements.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The Company's executive officers and directors, and their ages as of July 15, 1998, are as follows:

             NAME           AGE                             POSITION
             ----           ---                             --------
   Glenn Sands.............  42 President and Chief Executive Officer, Chairman of the Board
   Scott Pianin............  39 Executive Vice President and Chief Operating Officer, Director
   Raymond Kuslansky.......  48 Vice President, Chief Financial Officer, Treasurer and Secretary

  GLENN SANDS founded the Company in 1977 and since its inception has been its President and Chief Executive Officer. Mr. Sands oversees every major aspect of the Company's operations, including sales and marketing, production and manufacturing, financial reporting, converting of raw materials, costing, designing, contract negotiating, Far Eastern operations and personnel management.

  SCOTT PIANIN has served as Executive Vice President and Chief Operating Officer of the Company since May 1998. Mr. Pianin has been an executive officer of the Company since 1994 and has been employed by the Company since 1991 in various sales capacities. He is responsible for all sales, marketing and merchandising activities of the Company. From 1984 through 1991, Mr. Pianin served as Sales Manager of Apparel America Inc., an apparel company that manufactures and markets licensed T-shirts. From 1982 to 1984, Mr. Pianin was Sales Manager--Knit Products of Cheri-Alan, Ltd., a ladies' sportswear manufacturer.

  RAYMOND KUSLANSKY has served as the Company's Vice President, Chief Financial Officer, Treasurer and Secretary since May 1998. Mr. Kuslansky has been an executive officer of the Company since August 1987. Among other responsibilities, Mr. Kuslansky oversees the Company's banking and vendor relations, insurance, office administration, electronic data processing and accounting and audit functions. From 1983 to 1987, Mr. Kuslansky was the controller of Craftex Creations, Inc., a ladies' sleepwear manufacturer and marketer. From 1981 to 1983, Mr. Kuslansky was the controller of Rob Roy, Inc., a manufacturer of children's wear. Mr. Kuslansky is a Certified Public Accountant.

  The Company intends to identify three individuals who will serve as independent directors to take office upon completion of this Offering.

  Upon the consummation of the Offering, the Board of Directors of the Company will be divided into three classes, as nearly equal in number as possible. Thereafter, each year the stockholders will elect the members of one of the three classes to a three year term of office. The classification of the directors will be determined upon the consummation of the Offering. Officers are elected to serve, subject to the discretion of the Board of Directors, until their successors are appointed.

COMMITTEES OF THE BOARD OF DIRECTORS

  Following the completion of this Offering, the Company's Board of Directors will appoint an Audit Committee. The members of the Audit Committee will be determined by the Board of Directors upon the appointment of the Company's independent directors. The Audit Committee will recommend to the Board of Directors the appointment of independent auditors, review and approve the scope of the annual audit of the

Company's financial statement reviews and approve any non-audit services performed by the independent auditors and periodically review and approve major accounting policies and significant internal accounting control procedures.

  Following the completion of this Offering, the Company's Board of Directors will appoint a Compensation Committee. The members of the Compensation Committee will be determined by the Board of Directors upon the appointment of the Company's independent directors. The Compensation Committee will review and recommend to the Board of Directors compensation arrangements for officers and directors, administer stock option plans and review major personnel matters.

OTHER KEY PERSONNEL

  The persons listed below are also key employees of the Company.

                                         PERIOD WITH
                NAME                 AGE THE COMPANY      CURRENT POSITION
                ----                 --- -----------      ----------------
Jeffrey Sirchio.....................  41    9 mos.   Vice President--Operations
Leo Ashkinadze......................  48   10 yrs.   General Manager--Production
Steven Schatzberg...................  48    2 yrs.   Vice President--Sales
Paul Schwartz.......................  48    8 yrs.   Kidswear--Vice President
Richard Roth........................  39    8 mos.   Kidswear--Vice President
Scott Tunis.........................  42    9 yrs.   Vice President--Production
Mei-Ling Ku.........................  45   11 yrs.   General Manager--Imports

  JEFFREY W. SIRCHIO, VICE PRESIDENT--OPERATIONS. Mr. Sirchio has served as Vice President--Operations of the Company since November 1997. Prior to joining the Company, Mr. Sirchio was Vice President--Operations of UMI Collections, Inc., a designer dress manufacturer, from 1987 to 1997.

  LEO ASHKINADZE, GENERAL MANAGER--PRODUCTION. Mr. Ashkinadze joined the Company in 1988 and has served as General Manager--Production of the Company since 1990.

  STEVEN SCHATZBERG, VICE PRESIDENT--SALES. Mr. Schatzberg has served as Vice President--Sales of the Company since June 1995 and has been employed by the Company since October 1994. From 1987 to 1994, Mr. Schatzberg was the owner of Certified Buying, Inc., a buying office which acted as the liaison between major U.S. retail chains and apparel manufacturers in the United States, Canada and Europe.

  PAUL SCHWARTZ, KIDSWEAR--VICE PRESIDENT. Mr. Schwartz joined the Company in 1990 and has been Kidswear--Vice President since 1996. Prior to joining the Company, Mr. Schwartz held positions at several clothing importing and manufacturing companies as well as at retail apparel chains, where he worked primarily in the junior's and children's divisions.

  RICHARD J. ROTH, KIDSWEAR--VICE PRESIDENT. Mr. Roth has served as Kidswear-- Vice President since he joined the Company in November 1997. From 1994 through October 1997, Mr. Roth worked at House of Perfection, Inc. (d/b/a Stepping Stones), a manufacturer of children's sportswear and infant and toddler clothing, where he served first as the Head of Fashion Division and later as Head of Product Development--Infants and Toddler Division. From 1982 until 1994, he worked at Wonderland Fashions, Inc., a manufacturer of children's dresses and sportswear, where he served as Vice President--Production, Finance commencing in 1989.

  SCOTT TUNIS, VICE PRESIDENT--PRODUCTION. Mr. Tunis has served as Vice President--Production of the Company since 1996 and has been employed by the Company since 1989. Mr. Tunis is responsible for various aspects of production including sales, fabric printing, converting, costing, designing, production scheduling and yield analyzing.

  MEI-LING KU, GENERAL MANAGER--IMPORTS. Ms. Ku joined the Company in 1987 and since 1989 has served as General Manager--Imports. Ms. Ku is responsible for sourcing, merchandising, price negotiating and overseeing the production flow of imported finished garments from Asia. Ms. Ku received professional training in clothing technology in Germany and served as the Director of Planning Division of the Garment Industry Association in Taipei, Taiwan.

DIRECTOR COMPENSATION

  The Company will pay each director who is not a full-time employee of the Company an annual retainer the amount of which shall be determined by the Compensation Committee of the Board of Directors and will be payable quarterly. The Company will reimburse each such director for reasonable travel expenses incurred in connection with his or her activities on behalf of the Company. In addition, each director who is not an employee of the Company, upon first taking office, will receive options to purchase shares of Common Stock of the Company. The number of options to be granted will be determined by the Compensation Committee of the Board of Directors. Such options will vest over a three year period. See "--Stock Option Plan."

EXECUTIVE COMPENSATION

  The following table summarizes the compensation earned during the last three fiscal years by the Company's Chief Executive Officer and each of its executive officers who received compensation in excess of $100,000 for services rendered in all capacities to the Company for the fiscal year ended December 31, 1997.

                                                        ANNUAL COMPENSATION
                                                       ---------------------
                    NAME AND
               PRINCIPAL POSITION                 YEAR SALARY ($) BONUS ($)
               ------------------                 ---- ---------- ----------
Glenn Sands...................................... 1997 $1,195,379        --
 President and Chief Executive Officer            1996 $1,640,924        --
                                                  1995 $3,710,029        --
Scott Pianin..................................... 1997 $  147,290 $1,025,491(1)
 Executive Vice President and Chief Operating Of-
  ficer                                           1996 $  140,800 $  570,702(1)
                                                  1995 $  145,800 $  381,867(1)
Raymond Kuslansky................................ 1997 $  168,424        --
 Vice President, and Treasurer and Secretary      1996 $  162,122 $   10,000
                                                  1995 $  150,592 $   10,000

--------
(1) Consists of performance compensation paid to Mr. Pianin and S.R.P. Sales, Inc., a corporation controlled by Mr. Pianin.

EMPLOYMENT AGREEMENTS

  In May 1998, the Company entered into an employment agreement with Glenn Sands, providing for his employment as the Company's President and Chief Executive Officer for a three year term commencing as of January 1, 1998. The agreement provides, on an annual basis, for a base salary of $500,000, a $450,000 performance based bonus and a $50,000 business expense allowance. The agreement also provides for the participation by Mr. Sands in all executive benefit plans.

  In May 1998, the Company entered into an employment agreement with Scott Pianin, providing for his employment as the Company's Executive Vice President and Chief Operating Officer of the Company for a three year term commencing July 1, 1998. The agreement provides, on an annual basis, for a base salary of $184,000, additional compensation based on achieving certain performance criteria and the right to participate in all executive benefit plans.

  In May 1998, the Company entered into an employment agreement with Raymond Kuslansky. The Agreement is for a five year term and provides for an annual base salary of $168,000 and the right to participate in all executive benefit plans.

STOCK OPTION PLAN

  On May 28, 1998, in order to attract and retain qualified personnel necessary for the success of the Company, the Company adopted a Stock Option Plan (the "Stock Option Plan") covering up to 750,000 shares of the Company's Common Stock, pursuant to which officers, directors, key employees and consultants to the Company are eligible to receive incentive stock options and non-qualified stock options. The Stock Option Plan, which expires on May 15, 2008 is currently administered by the entire Board of Directors. Upon the appointment of a Compensation Committee, the Stock Option Plan will be administered by the Compensation Committee. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options is determined by the entire Board of Directors, and will be determined by the Compensation Committee upon its appointment by the Board of Directors. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options is determined by the entire Board of Directors, in its sole discretion, and will be determined by of the Compensation Committee, in its sole discretion, upon its appointment. Incentive stock options granted under the Stock Option Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of a share of Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Stock Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of a share of Common Stock on the date of the grant.

OPTION GRANTS

  The Company anticipates that it will grant, prior to the effective date of this Offering stock options under the Stock Option Plan to certain of its employees, including executive officers. The amount of any such grant has not yet been determined by the Company.

  Subsequent to the Offering, under the Stock Option Plan, each director who is not an employee of the Company, upon first taking office, is to be granted options to purchase shares of Common Stock exercisable ratably over three years at the fair market value of such shares on the date of grant. The number of options to be granted will be determined by the Compensation Committee of the Board of Directors. See "Management--Director Compensation."

                      PRINCIPAL AND SELLING STOCKHOLDERS

  The following table sets forth certain information as of the date of the Offering, with respect to the beneficial ownership of the Company's Common Stock held by (i) each stockholder known by the Company to be the beneficial owner of more than 5% of its outstanding shares, (ii) each director and executive officer named in the Summary Compensation Table, (iii) the directors and executive officers of the Company as a group and (iv) each Selling Stockholder.

                            SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                          OWNED PRIOR TO OFFERING                  OWNED AFTER OFFERING
                          -----------------------                  ---------------------
                                                     SHARES TO BE
NAME                         NUMBER       PERCENT        SOLD        NUMBER     PERCENT
----                      -------------  ----------  ------------  ----------  ----------
EXECUTIVE OFFICERS AND
 DIRECTORS
Glenn Sands(1)..........     2,628,800      58.6           --        2,628,800    37.1
Scott Pianin(2).........        99,200       2.2           --           99,200     1.4
ALL DIRECTORS AND
 EXECUTIVE OFFICERS
 AS A GROUP (3 PER-
 SONS)..................     2,728,000      60.8           --        2,728,000    38.5
OTHER PRINCIPAL
 STOCKHOLDERS:
BancBoston Ventures,
 Inc(3).................     1,018,000      22.7           --        1,018,000    14.4
OTHER SELLING
 STOCKHOLDERS:(4)
Jay Botchman............       173,600       3.9        99,200          74,400     1.0
Michael Covino..........       186,000       4.1       148,800          37,200      *
Shirley Gibbons.........       198,400       4.4       198,400             --      --
Sylvester Miniter.......       186,000       4.1       148,800          37,200      *

--------
* Less than 1%.
(1) The address of Mr. Sands is c/o the Company, 1407 Broadway, Suite 620, New York, NY 10018. Mr. Sands has granted the Representatives a 45-day option to purchase up to 280,000 additional shares of Common Stock, solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the number of shares held by Mr. Sands will be reduced to 2,348,800 and his percentage of the outstanding shares will be reduced to 33.1%.
(2) The address of Mr. Pianin is c/o the Company, 1407 Broadway, Suite 620, New York, NY 10018.
(3) The address of BancBoston Ventures, Inc. is 100 Federal Street, Boston, MA 02110.
(4) None of the Selling Stockholders listed in the above table except for Mr. Sands has held any position, office or has had any other material relationship with the Company or any of its predecessors or affiliates within the past three years.

                             CERTAIN TRANSACTIONS

  On May 17, 1996, the Company borrowed $3.0 million from BBV. The loan bears interest at 7% per annum and matures on May 15, 2001. During 1997, the Company made interest payments on this loan aggregating $159,250. This loan is to be prepaid from the proceeds of this Offering. See "Use of Proceeds."

  On May 17, 1996, the Company entered into a Term Loan Agreement with BankBoston, N.A., an affiliate of BBV. Pursuant to this agreement, as amended, BankBoston, N.A. loaned the Company $15.0 million, payable in quarterly principal installments of $100,000 through December 31, 1998, increasing thereafter to $500,000 a quarter through March 2001, with the balance of $8.7 million due in May 2001. This loan bears interest at the greater of the lender's base rate or the federal funds effective rate plus 1.25% (9.75% at December 31, 1997). During 1997, the Company made interest payments on this loan aggregating $1.3 million. At June 30, 1998, the outstanding principal amount due was $13.5 million. This loan is to be prepaid from the proceeds of this Offering. See "Use of Proceeds."

  Substantially all of the proceeds from the loans described above were used to purchase from a former executive of the Company 50% of the then outstanding shares of Common Stock of the Company for $11.4 million and to fund a $6.0 million dividend distribution to the Company's then remaining stockholder and principal executive, Glenn Sands. In addition, in connection with these transactions, Glenn Sands sold 1,736,000 shares of Common Stock (after giving pro forma effect to the reincorporation of the Company in Delaware and the concurrent stock split) to BBV (representing 35% of the then outstanding shares of the Company) for $2.0 million.

  In June 1998, the Company agreed with BankBoston, N.A. and BBV that the loans described above will be prepaid if the Company completes an equity financing from which it realizes net proceeds of at least $19.0 million and, in consideration thereof, BBV agreed that upon such prepayment it will contribute 569,200 shares of Common Stock to the capital of the Company.

  On May 17, 1996, the Company loaned $950,000 to Glenn Sands, its President and Chief Executive Officer. The loan, as amended, bears interest at prime plus 0.5% (9% at December 31, 1997) and is due January 2000. In April 1997, Mr. Sands loaned the Company $2.0 million. The loan is evidenced by a subordinated demand note bearing interest at the rate of prime plus 0.5% (9% at December 31, 1997). The loan is due January 2000. This loan is to be repaid from the proceeds of this Offering. See "Use of Proceeds."

  The Company purchases transportation related services from Global Air, Inc. ("Global"), a company wholly-owned by Mr. Sands. Fees paid by the Company to Global for travel related to the Company's business for the year ended December 31, 1997 totaled $64,101.

  Future transactions with affiliated parities will be approved by the Company's Board of Directors only after the interest of any director or affiliate is fully disclosed to the Board of Directors and it is established that such transaction is fair and reasonable to the Company and is on terms no less favorable than those that could be obtained from unaffiliated parties.

                         DESCRIPTION OF CAPITAL STOCK

  The Company's authorized capital stock consists of 30,000,000 shares of Common Stock, par value of $.001 per share ("Common Stock"), and 5,000,000 shares of Preferred Stock, par value $.001 per share ("Preferred Stock"). Upon completion of the Offering, there will be 7,090,000 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. As of June 30, 1998, there were outstanding 4,490,000 shares of Common Stock after giving pro forma effect to the contribution by BBV to the capital of the Company of 569,200 shares of Common Stock.

COMMON STOCK

  The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to the preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive dividends as and when declared by the Board of Directors out of funds legally available for dividends, and, in the event of liquidation, dissolution or winding up of the Company, to share ratable in all assets remaining after the payment of liabilities. The Common Stock has no preemptive, conversion or other subscription rights.

  Upon completion of this Offering, the directors and executive officers of the Company will beneficially own approximately 38.5% of the Company's outstanding shares and accordingly will be in a position to effectively elect all of the Company's directors and control the affairs of the Company.

PREFERRED STOCK

  The Board of Directors is authorized to issue the Company's undesignated Preferred Stock in one or more series, to determine the powers, preferences and rights, and the qualifications, limitations or restrictions, granted to or imposed upon any wholly unissued series of undesignated Preferred Stock, and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company and may adversely affect the voting and other rights of the holders of Common Stock. The Company has no current plans to issue any shares of Preferred Stock.

CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS

  The Company's Certificate of Incorporation limits the liability of directors of the Company to the fullest extent permitted under Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"). To this end, no director of the Company will be liable to the Company or to its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for
(i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) any willful or negligent payment of an unlawful dividend, stock purchase, or redemption, or
(iv) any transaction from which the director derived an improper personal benefit.

  The Certificate of Incorporation provides that the Board of Directors consist of three classes of directors serving for staggered three-year terms. As a result, one-third of the Company's Board of Directors will be elected each year. In accordance with the DGCL, directors serving on classified boards of directors may only be removed from office for cause. The Certificate of Incorporation provides that stockholders may take such action only by the affirmative vote of at least two-thirds of the voting stock outstanding and that there shall be no cumulative voting. However, upon completion of this Offering, the Certificate of Incorporation provides that stockholders may not take action by written consent in lieu of a meeting. The Certificate of Incorporation also provides that special meetings may be called at any time, but only by the Chairman of the Board. Both such provisions may not be amended or repealed except by the affirmative vote of at least 75% of the shares of stock of the Company issued and outstanding.

  The Company's Bylaws provide that only the Board of Directors may call a special meeting of stockholders and that stockholders must follow an advance notification procedure for certain stockholder nominations of candidates and for certain other stockholder business to be conducted at the annual meeting. These provisions could, under certain circumstances, operate to delay, defer or prevent a change in control of the Company.

  These provisions could delay or frustrate the removal of incumbent directors or a change in control of the Company. The provisions also could discourage, impede or prevent a merger, tender offer or proxy contest, even if such event would be favorable to the interests of stockholders.

SECTION 203 OF DGCL

  As a corporation organized under the laws of the State of Delaware, the Company is subject to Section 203 of the DGCL which restricts certain business combinations between the Company and an "interested stockholder" (in general, a stockholder owning 15% or more the Company's outstanding voting stock) or its affiliates or associates for a period of three years following the date on which the stockholder becomes an "interested stockholder." The restrictions do not apply if (i) the corporation has elected in its certificate of incorporation not to be governed by the Delaware anti-takeover law (the Company has not made such an election), (ii) prior to a person qualifying as an "interested stockholder," the Board of Directors approves either the business combination or the transaction which would cause such individual to become an "interested stockholder," (iii) upon consummation of the transaction in which any person becomes an "interested stockholder," such person owns at least 85% of the voting stock of the Company outstanding at the time the transaction commences (excluding shares owned by certain employee stock ownership plans and persons who are both directors and officers of the Company) or (iv) on or subsequent to the date on which a person becomes an "interested stockholder," the business combination is both approved by the Board of Directors and authorized at an annual or special meeting of the Company's stockholder, without written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the "interested stockholder."

INCLUSION ON THE NASDAQ NATIONAL MARKET

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "PSCP."

TRANSFER AGENT

  The transfer agent for the Common Stock is the American Stock Transfer & Trust Company, New York, New York.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to this Offering, there has been no public market for the Common Stock. The Company cannot predict the effect, if any, that sales of Common Stock or the availability of such shares for sale will have on the market price of the Common Stock prevailing from time-to-time. Future sales of substantial amounts of Common Stock in the public market, including shares issued upon the exercise of options to be granted pursuant to the Company's Stock Option Plan, could adversely affect the prevailing market price of the Common Stock.

  Upon completion of this Offering, the Company will have 7,090,000 shares of Common Stock outstanding. The 4,490,000 shares of Common Stock presently outstanding are "restricted securities" within the meaning of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), and may be sold under the conditions of such rule, including satisfaction of certain holding period requirements. Except for the sale by the Selling Stockholders of 595,200 shares of Common Stock offered hereby (875,200 if the Over-Allotment Option is exercised in full with respect to Mr. Sands' shares), holders of the shares have executed agreements pursuant to which they may not sell or otherwise dispose of such shares for a period of 270 days after the closing of this Offering 212,700, without the prior written consent of Sutro & Co. Incorporated (the "Lock-Up Agreements"). After giving effect to sale of the shares offered by the Selling Stockholders, 212,700 shares of Common Stock presently outstanding, which shares are subject to Lock-Up Agreements, will become eligible for sale in the public market in reliance on Rule 144 beginning 90 days after the date of this Prospectus, taking into account the volume limitations imposed upon the sale of "restricted securities" by "affiliates."

  In general, under Rule 144 as currently in effect, beginning 90 days after the Offering, a person (or persons whose shares are aggregated) who beneficially owns shares as to which at least one year has elapsed since the date of acquisition in a transaction not involving a registered public offering is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock (70,900 shares immediately after this Offering) or the average weekly trading volume of the Common Stock on over-the-counter market during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who beneficially owns shares as to which at least one year has elapsed since the later of the date of the acquisition of the securities from the Company or from an affiliate of the Company, would be entitled to sell such shares under Rule 144 without regard to the volume limitations, manner-of-sale provisions, public information requirements or notice requirements.

                                 UNDERWRITING

  The Underwriters named below, acting through their representatives, Sutro & Co. Incorporated, L.H. Friend, Weinress, Frankson & Presson, Inc. and Scott & Stringfellow, Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement with the Company and the Selling Stockholders, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                NUMBER OF SHARES
                           UNDERWRITERS                         OF COMMON STOCK
                           ------------                         ----------------
   Sutro & Co. Incorporated....................................
   L.H. Friend, Weinress, Frankson & Presson, Inc..............
   Scott & Stringfellow, Inc...................................
                                                                   ---------
     Total.....................................................    3,195,200
                                                                   =========

  The Representatives have advised the Company that the Underwriters propose initially to offer the shares of Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a concession of not more than $ per share, and the Underwriters may allow, and such dealers may reallow, a concession of not more than $ per share to certain other dealers. After the initial public offering, the price and concessions and reallowances to dealers may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters and to certain other conditions, including the right to reject orders in whole or part.

  The Underwriters have been granted an option exercisable for 45 days after the date of the Underwriting Agreement to purchase up to a maximum of 479,280 additional shares of Common Stock to cover over-allotments, if any. The first 280,000 of such shares will be purchased from Glenn Sands, the Company's President and Chief Executive Officer, and the balance of such shares will be purchased from the Company. If the Underwriters exercise such option, the Underwriters have severally agreed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the foregoing table.

  The Company and the Selling Stockholders have agreed to indemnify the Underwriters and certain related persons against certain liabilities relating to the offering contemplated by this Prospectus, including liabilities under the Securities Act, or to contribute to payments which the Underwriters may be required to make in respect thereof.

  Except with respect to the 595,200 shares offered by the Selling Stockholders (875,200 if the Over-Allotment Option is exercised in full with respect to Mr. Sands' shares), the Company's directors, officers and stockholders have agreed not to offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock of the Company for a period of 270 days after the date of this Prospectus without the prior written consent of Sutro & Co. Incorporated except for a bona fide gift to a third party or as a distribution to the partners or stockholders of a Company stockholder, provided that the recipient(s) thereof agree in writing to be bound by the terms of the lock-up agreement to which such stockholder is bound.

  The Underwriters may engage in stabilizing bids, cover syndicate short positions or impose penalty bids. If the Underwriters create a short position in the Common Stock in connection with this Offering (i.e., if they sell more shares of Common Stock than are set forth on the cover page of this Prospectus), the Representatives may reduce that short position by purchasing Common Stock in the open market. The Representatives also may elect to reduce any short position by exercising all or part of the over-allotment option described herein.

  The Representatives also may impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of Common Stock in the open market to reduce the Underwriters' short position or to stabilize the price of the Common Stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this Offering. In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid may have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in this offering.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of, or any effect that the transactions described above may have on, the price of the Common Stock. In addition, neither the Company nor any of the Underwriters makes any representation that the Representatives will engage in such transactions or, once commenced, will not be discontinued at any time without notice.

  The Company has agreed to sell to Sutro & Co. Incorporation and L.H. Friend, Weinress, Frankson & Presson, Inc. warrants to purchase from the Company up to 260,000 shares of Common Stock (307,928 shares of Common Stock if the Over-Allotment Option is exercised in full) at an exercise price per share equal to 120% of the initial public offering price per share (the "Representatives' Warrants"). Sutro & Co. Incorporated and L.H. Friend, Weinress, Frankson & Presson, Inc. shall each pay $1.00 to the Company for their respective Representatives' Warrants. The Representatives' Warrants may not be sold, transferred, assigned, pledged or hypothecated for a period of twelve months from the effective date of the Registration Statement of which the prospectus is a part, except to officers and partners (but not directors) of the Representatives and other members of the underwriting or selling group and officers or partners (but not directors) thereof in compliance with the applicable provisions of the Corporate Financing Rules of the National Association of Securities Dealers, Inc. The Representatives' Warrants will be exercisable for a 5-year period beginning one year from the effective date of the Registration Statement of which the prospectus is a part. In addition, the Company has granted certain demand and piggyback registration rights to the holders of the Representatives' Warrants, which enable them to register the Common Stock underlying the Representatives' Warrants under the Securities Act.

  Prior to this offering, there has been no public market for the Common Stock. Accordingly, the initial public offering price for the Common Stock was determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the history of, and the prospects for, the Company and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for future earnings, the present state of the Company's development, the general conditions of the securities market at the time of the Offering, and the market prices of publicly-traded common stocks of comparable companies in recent periods. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Common Stock has been approved for listing on the Nasdaq National Market under the symbol "PSCP."

                                 LEGAL MATTERS

  The validity of the Shares being offered hereby will be passed upon for the Company by Morse, Zelnick, Rose & Lander, LLP, New York, New York. Certain matters will be passed upon for the Underwriters by Milbank, Tweed, Hadley & McCloy, Los Angeles, California.

                                    EXPERTS

  The consolidated financial statements and schedule included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP and Friedman Alpren & Green LLP, independent public accountants, and are included herein in reliance upon the authority of said firms as experts in giving said reports.

CHANGE IN ACCOUNTANTS

  The Company's Board of Directors appointed Arthur Andersen LLP, as the independent public accountants for the Company on January 15, 1998, to replace Friedman Alpren & Green LLP. During the period Friedman Alpren & Green LLP was retained by the Company, there were no disagreements between Friedman Alpren & Green LLP and the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman Alpren & Green LLP, would have caused them to make reference to the disagreement in any of their reports to the Company. In addition, no report on the financial statements of the Company rendered by Friedman Alpren & Green LLP contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, the scope of the audit performed or accounting principles.

                            ADDITIONAL INFORMATION

  The Company has filed a Registration Statement on Form S-1 under the Securities Act with the Commission with respect to the Shares offered hereby. This Prospectus filed as a part of the Registration Statement does not contain all of the information contained in the Registration Statement and the exhibits thereto, certain portions of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Shares offered hereby, reference is made to such Registration Statement including the exhibits and schedules thereto. Statements contained in this Prospectus as to the contents of any contract, agreement or other documents are not necessarily complete, and in each instance, reference is made to such contract, agreement or other documents filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement and exhibits may be inspected without charge and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the New York regional office of the Commission at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can be obtained from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

  The Company intends to furnish its stockholders with annual reports containing consolidated financial statements audited by its independent certified public accountants.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  Certain statements contained herein under "Prospectus Summary," "Risk Factors," "Summary Financial Data," "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including, without limitation, those concerning (i) the Company's strategy, (ii) the Company's expansion plans and (iii) the Company's capital expenditures contain forward-looking statements concerning the Company's operations, economic performance and financial condition. Because such statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences include, but are not limited to, those discussed under "Risk Factors." The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                 PERISCOPE I SPORTSWEAR, INC. AND SUBSIDIARIES

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Report of Independent Public Accountants.................................  F-2
Independent Auditors' Report.............................................  F-3
Consolidated Balance Sheets as of December 31, 1996 and 1997 and June 30,
 1998 (Unaudited)........................................................  F-4
Consolidated Statements of Operations for the Years Ended December 31,
 1995, 1996 and 1997 and for the Six Months Ended June 30, 1997 and 1998
 (Unaudited).............................................................  F-5
Consolidated Statements of Stockholders' Equity (Deficiency) for the
 Years Ended December 31, 1995, 1996 and 1997 and for the Six Months
 Ended June 30, 1998 (Unaudited).........................................  F-6
Consolidated Statements of Cash Flows for the Years Ended December 31,
 1995, 1996 and 1997 and for the Six Months Ended June 30, 1997 and 1998
 (Unaudited).............................................................  F-7
Notes to Consolidated Financial Statements...............................  F-8

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Periscope I Sportswear, Inc.:

  We have audited the accompanying consolidated balance sheet of Periscope I Sportswear, Inc. and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Periscope I Sportswear, Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

New York, New York
June 8, 1998, except
 with respect to certain matters
 discussed in Note 15, as
 to which  the date is July 24, 1998

                         INDEPENDENT AUDITORS' REPORT

To the Stockholders of
 Periscope I Sportswear, Inc.:

  We have audited the accompanying consolidated balance sheet of Periscope I Sportswear, Inc. and Subsidiaries as of December 31, 1996, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for each of the years in the two-year period ended December 31, 1995 and 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Periscope I Sportswear, Inc. and Subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 1995 and 1996, in conformity with generally accepted accounting principles.

                                          /s/ FRIEDMAN ALPREN & GREEN LLP

New York, New York
March 3, 1997

                 PERISCOPE I SPORTSWEAR, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                             DECEMBER 31,
                                       --------------------------    JUNE 30,
                                           1996          1997          1998
                                       ------------  ------------  ------------
                                                                   (UNAUDITED)
               ASSETS
CURRENT ASSETS:
 Cash................................  $    103,129  $    181,397  $     46,949
 Cash and cash equivalents--restrict-
  ed.................................        31,709       315,289        33,188
 Accounts receivable, less allowance
  for doubtful accounts of $50,000 as
  of December 31, 1996 and 1997 and
  $24,028 as of June 30, 1998........       178,148       317,834       161,101
 Loan receivable--officer............        47,500           --            --
 Income tax refund receivable........       149,747        98,572           --
 Other receivable....................           --        364,000     1,066,000
 Inventories.........................     9,228,509    10,996,315    17,168,285
 Advance to officer..................           --        583,392       353,392
 Deferred offering costs.............           --         10,000       377,278
 Prepaid income taxes................       389,583           --            --
 Prepaid expenses and other current
  assets.............................       462,009       278,098     1,313,887
                                       ------------  ------------  ------------
  Total current assets...............    10,590,334    13,144,897    20,520,080
PROPERTY AND EQUIPMENT, at cost, less
 accumulated depreciation and amorti-
 zation..............................       295,387       381,874       708,739
LOAN RECEIVABLE--Officer, less cur-
 rent portion........................       872,813       906,459       906,459
DEFERRED FINANCING COSTS, less accu-
 mulated amortization of $160,662,
 $417,723 and $546,252 as of December
 31, 1996 and 1997 and June 30, 1998,
 respectively........................     1,124,640       867,579       739,050
SECURITY DEPOSITS....................        92,581        81,738        81,738
                                       ------------  ------------  ------------
  Total assets.......................  $ 12,975,755  $ 15,382,547  $ 22,956,066
                                       ============  ============  ============
 LIABILITIES AND STOCKHOLDERS' DEFI-
               CIENCY
CURRENT LIABILITIES:
 Current maturities of long-term
  debt...............................  $  1,400,000  $  1,200,000  $    500,000
 Current maturities of capital lease
  obligation.........................           --            --         47,973
 Due to factor.......................     3,288,019     5,138,996     8,821,955
 Accounts payable....................     6,234,020     5,797,206     9,541,585
 Accrued expenses and other current
  liabilities........................       297,003       564,680       779,582
                                       ------------  ------------  ------------
  Total current liabilities..........    11,219,042    12,700,882    19,691,095
LONG-TERM DEBT.......................    17,600,000    18,500,000    18,500,000
CAPITAL LEASE OBLIGATION.............           --            --        231,205
                                       ------------  ------------  ------------
  Total liabilities..................    28,819,042    31,200,882    38,422,300
                                       ------------  ------------  ------------
COMMITMENTS AND CONTINGENCIES (Note
 10)
STOCKHOLDERS' DEFICIENCY:
 Common stock, no par value;
  30,000,000 shares authorized,
  10,019,200 shares issued and
  5,059,200 shares outstanding as of
  December 31, 1996 and 1997 and June
  30, 1998...........................        40,000        40,000        40,000
 Additional paid-in capital..........       731,229       731,229       731,229
 Accumulated deficit.................    (5,234,516)   (5,209,564)   (4,857,463)
 Treasury stock (4,960,000 shares),
  at cost, as of December 31, 1996
  and 1997 and June 30, 1998.........   (11,380,000)  (11,380,000)  (11,380,000)
                                       ------------  ------------  ------------
  Total stockholders' deficiency.....   (15,843,287)  (15,818,335)  (15,466,234)
                                       ------------  ------------  ------------
  Total liabilities and stockholders'
   deficiency........................  $ 12,975,755  $ 15,382,547  $ 22,956,066
                                       ============  ============  ============

  The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

                 PERISCOPE I SPORTSWEAR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 FOR THE SIX MONTHS
                           FOR THE YEARS ENDED DECEMBER 31,        ENDED JUNE 30,
                          ------------------------------------ ------------------------
                             1995        1996         1997        1997         1998
                          ----------- -----------  ----------- -----------  -----------
                                                                     (UNAUDITED)
NET SALES...............  $67,316,603 $78,706,090  $87,957,306 $34,256,853  $38,502,314
COST OF SALES...........   50,668,537  62,902,505   70,610,571  27,499,147   29,762,289
                          ----------- -----------  ----------- -----------  -----------
 Gross profit...........   16,648,066  15,803,585   17,346,735   6,757,706    8,740,025
                          ----------- -----------  ----------- -----------  -----------
OPERATING EXPENSES:
 Selling and shipping...    5,777,768   7,544,526    8,546,165   3,791,114    3,813,405
 General and administra-
  tive..................    3,475,558   6,685,071    3,972,833   2,300,346    1,730,577
                          ----------- -----------  ----------- -----------  -----------
                            9,253,326  14,229,597   12,518,998   6,091,460    5,543,982
                          ----------- -----------  ----------- -----------  -----------
 Income from opera-
  tions.................    7,394,740   1,573,988    4,827,737     666,246    3,196,043
FACTORING AND FINANCING
 COSTS..................    1,047,034   3,244,554    4,743,107   2,080,334    2,484,682
                          ----------- -----------  ----------- -----------  -----------
 Income (loss) before
  income tax provision
  (benefit).............    6,347,706  (1,670,566)      84,630  (1,414,088)     711,361
INCOME TAX PROVISION
 (BENEFIT)..............      253,000     (15,000)      59,678         --       359,260
                          ----------- -----------  ----------- -----------  -----------
 Net income (loss)......  $ 6,094,706 $(1,655,566) $    24,952 $(1,414,088) $   352,101
                          =========== ===========  =========== ===========  ===========
BASIC AND DILUTED
 EARNINGS PER SHARE.....  $      0.61 $     (0.24) $       --  $     (0.28) $      0.07
                          =========== ===========  =========== ===========  ===========
WEIGHTED AVERAGE SHARES
 OUTSTANDING............    9,920,000   6,820,000    5,059,200   5,059,200    5,059,200
                          =========== ===========  =========== ===========  ===========
PRO FORMA NET INCOME
 DATA (Unaudited) (Notes
 2 and 9):
 Income before income
  tax provision, as
  reported..............  $ 6,347,706
 Pro forma income tax
  provision.............    2,729,514
                          -----------
 Pro forma net income...  $ 3,618,192
                          ===========
 Pro forma basic and
  diluted earnings per
  share.................  $      0.36
                          ===========
 Pro forma weighted
  average shares
  outstanding...........    9,920,000
                          ===========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                 PERISCOPE I SPORTSWEAR, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

                                                         RETAINED                                  TOTAL
                            COMMON STOCK    ADDITIONAL   EARNINGS        TREASURY STOCK        STOCKHOLDERS'
                         ------------------  PAID-IN   (ACCUMULATED  ------------------------      EQUITY
                           SHARES   AMOUNT   CAPITAL     DEFICIT)      SHARES       AMOUNT      (DEFICIENCY)
                         ---------- ------- ---------- ------------  ----------  ------------  -------------
BALANCE, December 31,
 1994...................  9,920,000 $40,000  $ 29,835  $ 5,084,737          --   $        --   $  5,154,572
 Dividends to
  stockholders..........        --      --        --    (5,409,667)         --            --     (5,409,667)
 Net income.............        --      --        --     6,094,706          --            --      6,094,706
                         ---------- -------  --------  -----------   ----------  ------------  ------------
BALANCE, December 31,
 1995...................  9,920,000  40,000    29,835    5,769,776          --            --      5,839,611
 Dividends to
  stockholders..........        --      --        --    (9,348,726)         --            --     (9,348,726)
 Acquisition of treasury
  stock.................        --      --        --           --    (4,960,000)  (11,380,000)  (11,380,000)
 Stockholder
  contribution..........        --      --    685,714          --      (595,200)          --        685,714
 Common stock issued in
  connection with
  financing.............        --      --        --           --       595,200           --            --
 Issuance of common
  stock.................     99,200     --     15,680          --           --            --         15,680
 Net loss...............        --      --        --    (1,655,566)         --            --     (1,655,566)
                         ---------- -------  --------  -----------   ----------  ------------  ------------
BALANCE, December 31,
 1996................... 10,019,200  40,000   731,229   (5,234,516)  (4,960,000)  (11,380,000)  (15,843,287)
 Net income.............        --      --        --        24,952          --            --         24,952
                         ---------- -------  --------  -----------   ----------  ------------  ------------
BALANCE, December 31,
 1997................... 10,019,200  40,000   731,229   (5,209,564)  (4,960,000)  (11,380,000)  (15,818,335)
 Net income
  (Unaudited)...........        --      --        --       352,101          --            --        352,101
                         ---------- -------  --------  -----------   ----------  ------------  ------------
BALANCE, June 30, 1998
 (Unaudited)............ 10,019,200 $40,000  $731,229  $(4,857,463)  (4,960,000) $(11,380,000) $(15,466,234)
                         ========== =======  ========  ===========   ==========  ============  ============


  The accompanying notes to consolidated financial statements are an integral part of these statements.

                 PERISCOPE I SPORTSWEAR, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 FOR THE YEARS ENDED              FOR THE SIX MONTHS
                                    DECEMBER 31,                    ENDED JUNE 30,
                         -------------------------------------  -----------------------
                            1995          1996         1997        1997         1998
                         -----------  ------------  ----------  -----------  ----------
                                                                     (UNAUDITED)
CASH FLOWS FROM
 OPERATING ACTIVITIES:
 Net income (loss)...... $ 6,094,706  $ (1,655,566) $   24,952  $(1,414,088) $  352,101
 Adjustments to
  reconcile net income
  (loss) to net cash
  provided by (used in)
  operating activities--
 Depreciation and
  amortization..........      58,584       242,353     402,782      196,207     195,610
 Provision for doubtful
  accounts..............     102,441        17,572     196,847       47,282      63,976
 Loss on sale of
  property and
  equipment.............       1,339           --          --           --          --
 Interest income earned
  on restricted cash
  and cash
  equivalents...........      (3,046)       (1,663)     (1,479)      (1,479)        --
 Issuance of common
  stock as
  compensation..........         --         15,680         --           --          --
 Changes in assets and
  liabilities--
  Accounts receivable...    (214,964)       27,009    (336,533)     (15,472)     92,757
  Income tax refund
   receivable...........         --       (149,747)     51,175       11,939      98,572
  Other receivable......         --            --     (364,000)         --     (702,000)
  Inventories...........  (2,614,400)   (4,227,524) (1,767,806)  (6,311,940) (6,171,970)
  Deferred offering
   costs................         --            --      (10,000)         --     (367,278)
  Prepaid income
   taxes................      39,017      (389,583)    389,583        7,114         --
  Prepaid expenses and
   other current
   assets...............     (19,108)     (202,875)    183,911      176,396  (1,035,789)
  Security deposits.....       7,328       (30,477)     10,843       18,085         --
  Due to factor.........   2,228,463     5,445,100     850,977    2,552,078   3,182,959
  Accounts payable......    (350,990)    2,562,422    (436,814)   2,851,976   3,744,379
  Accrued expenses and
   other current
   liabilities..........     182,621      (152,872)    267,677       42,445     214,902
                         -----------  ------------  ----------  -----------  ----------
   Net cash provided by
    (used in) operating
    activities..........   5,511,991     1,499,829    (537,885)  (1,839,457)   (331,781)
                         -----------  ------------  ----------  -----------  ----------
CASH FLOWS FROM
 INVESTING ACTIVITIES:
 Additions to property
  and equipment.........     (51,221)     (205,083)   (218,354)     (89,208)   (110,946)
 Proceeds from sale of
  property and
  equipment.............       2,000           --          --           --          --
                         -----------  ------------  ----------  -----------  ----------
   Net cash (used in)
    provided by
    investing
    activities..........     (49,221)     (205,083)   (218,354)     (89,208)   (110,946)
                         -----------  ------------  ----------  -----------  ----------
CASH FLOWS FROM
 FINANCING ACTIVITIES:
 Proceeds from long-term
  debt..................         --     20,000,000   2,000,000    2,000,000         --
 Advances from officer..         --            --          --           --          --
 Principal payments on
  long-term debt........         --     (1,000,000)   (300,000)    (100,000)   (200,000)
 Principal payments on
  capital lease
  obligation............         --            --          --           --       (3,822)
 Payments on loans
  receivable and
  advances to officers..         --        979,687         --           --      230,000
 Advance to officer.....         --            --     (583,392)         --          --
 Deferred financing
  costs.................         --       (599,589)        --           --          --
 Acquisition of treasury
  stock.................         --    (11,380,000)        --           --          --
 Dividends to
  stockholders..........  (5,409,667)   (9,348,726)        --           --          --
                         -----------  ------------  ----------  -----------  ----------
   Net cash (used in)
    provided by
    financing
    activities..........  (5,409,667)   (1,348,628)  1,116,608    1,900,000      26,178
                         -----------  ------------  ----------  -----------  ----------
(INCREASE) DECREASE IN
 RESTRICTED CASH AND
 CASH EQUIVALENTS.......         --            --     (282,101)         --      282,101
                         -----------  ------------  ----------  -----------  ----------
   Net increase
    (decrease) in cash..      53,103       (53,882)     78,268      (28,665)   (134,448)
CASH, beginning of
 period.................     103,908       157,011     103,129      103,129     181,397
                         -----------  ------------  ----------  -----------  ----------
CASH, end of period..... $   157,011  $    103,129  $  181,397  $    74,464  $   46,949
                         ===========  ============  ==========  ===========  ==========

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                 PERISCOPE I SPORTSWEAR, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

  Periscope I Sportswear, Inc. and Subsidiaries (the "Company") designs and manufactures apparel through contractors. The Company provides an extensive line of high quality women's and children's clothing, in the moderate price category to major retailers, primarily for sale under private labels. The Company operates in a highly competitive industry that is subject to changing consumer demands and customer preferences.

  In order to improve operating results and cash flows generated from operations, the Company has implemented several strategies during the first six months of 1998. The Company has substantially increased the utilization of Mexican contractors to produce its goods, which has reduced the Company's production costs and improved gross profits. In addition, the Company made a strategic decision to restructure its children's division with the objective of achieving higher margins for this division.

  During May 1996, the Company undertook a leveraged recapitalization whereby the Company borrowed an aggregate of $18,000,000 (see Note 6). Substantially all the proceeds from these loans were used to repurchase 4,960,000 shares of the Company's common stock owned by a 50% stockholder (see Note 8) and to fund a distribution to the remaining stockholder. In connection with the recapitalization, the remaining majority stockholder sold 1,736,000 shares of the Company's common stock to BancBoston Ventures, Inc. for $2,000,000, the fair value of such stock. In addition, the remaining majority stockholder also transferred 595,200 shares of the Company's common stock to three individuals as consideration for services provided to the Company in connection with the $18,000,000 financing discussed above. Accordingly, the Company recorded the fair value of the 595,200 shares transferred and the services provided ($685,714) as deferred financing costs and as a credit to additional paid-in capital to reflect the contribution made by the majority stockholder (see Note
8). The deferred financing costs are being amortized over the life of the related debt as factor and financing costs in the accompanying consolidated statements of operations.

  In addition, on May 17, 1996, Periscope I Sportswear, Inc. ("Periscope I") transferred 99% of its net assets to Periscope Sportswear, LLC, a limited liability company ("LLC"), and 1% of its net assets to Periscope II Sportswear, Inc. ("Periscope II"), in a tax-free exchange for a 99% ownership interest in the LLC and all of the common stock of Periscope II. Periscope II then transferred its net assets to the LLC in exchange for a 1% ownership interest. The accompanying consolidated financial statements include the accounts and results of Periscope II and the LLC since their inception (May 17, 1996).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries (see Note 1). All significant intercompany accounts and transactions have been eliminated.

  Unaudited Interim Consolidated Financial Information

  All information with respect to the consolidated balance sheet as of June 30, 1998, the consolidated statements of operations and cash flows for the six months ended June 30, 1997 and 1998 and the consolidated statement of stockholders' equity (deficiency) for the six months ended June 30, 1998 is unaudited. In addition, cost of sales included in the accompanying statements of operations was computed using the gross profit method. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the results for such periods, have been reflected therein. The results of operations for the six months ended June 30, 1998 are not necessarily indicative of the results of operations that may be expected for the full year.

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

  Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Inventories

  Inventories are stated at the lower of cost (first-in, first-out) or market.

  Property and Equipment

  Property and equipment are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are amortized over their lease terms or the estimated useful lives of the assets, whichever is shorter. Maintenance and repairs are charged against results of operations as incurred.

The estimated useful lives of the Company's property and equipment are as follows:

   Machinery and equipment.................................... 5-7 years
   Furniture and fixtures..................................... 7 years
   Automobiles................................................ 5 years
   Computer equipment and software............................ 3-5 years
   Leasehold improvements..................................... Life of the lease

  Long-Lived Assets

  The Company reviews its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. The measurement of impairment losses to be recognized is based on the difference between the fair values and the carrying amounts of the assets. Impairment would be recognized in operating results if a diminution in value occurred. The Company does not believe that any such changes have occurred.

  Deferred Financing Costs

  The costs incurred for obtaining financing, including all related legal and accounting fees, are recorded in the accompanying consolidated balance sheets as deferred financing costs. Deferred financing costs are being amortized over the life of the related debt (5 years).

  Fair Value of Financial Instruments

  Due to the short maturities of the Company's cash, receivables and payables, the carrying values of these financial instruments approximates their fair values. The fair value of the Company's debt is estimated based on the current rates offered to the Company for debt with similar remaining maturities. The Company believes that the carrying value of its debt estimates the fair value of such debt instruments.

  Transactions with International Suppliers

  All transactions with international suppliers currently are denominated in U.S. dollars and are not subject to exchange rate fluctuations.

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

  Revenue Recognition

  The Company recognizes revenues upon shipment of merchandise to its customers, which policy has been followed consistently in the accompanying consolidated financial statements. In previously issued financial statements for the period May 17, 1996 to December 31, 1996 and for the six months ended June 30, 1997, revenue for private label/special orders was accounted for upon completion of production and segregation of such goods for delivery. In connection with the Company's initial offering of its equity securities to the public, the Company revised its recognition policy to record revenue for all merchandise when shipped as the preferable method for all sales and the results of operations for the year ended December 31, 1996 and the six months ended June 30, 1997 have been restated accordingly.

  Income Taxes

  Periscope I and Periscope II file Federal income tax returns. The LLC is not a taxpaying entity for Federal, New York state or New Jersey state income tax purposes and, accordingly, no provisions are made for such taxes. Periscope I and Periscope II's allocable shares of taxable income or loss from the LLC are reportable on their income tax returns.

  Prior to May 17, 1996, Periscope I had elected S Corporation status for Federal, New York state and New Jersey state income tax purposes. Under these elections, Periscope I's taxable income or loss was reportable by its stockholders on their individual income tax returns, and Periscope I made no provision for Federal income taxes. Reflected on the consolidated statement of operations for the year ended December 31, 1995 is a pro forma calculation of the provision for income taxes as if the Company had been a C Corporation for Federal and state income tax purposes. The formation of Periscope II as a wholly owned subsidiary required Periscope I to terminate its S Corporation status and to be taxed as a C Corporation.

  The Company accounts for income taxes utilizing the liability approach. Deferred income taxes are provided for differences in the recognition of assets and liabilities for tax and financial reporting purposes. Temporary differences result primarily from various accruals and reserves being deductible for tax purposes in future periods.

  Earnings (Loss) Per Share

  The Company has implemented Statement of Financial Accounting Standards No. 128, "Earnings Per Share" ("SFAS 128"), which establishes standards for the method of computation, presentation and disclosure for earnings per share ("EPS"). SFAS 128 simplifies the standards for computing EPS previously found in APB Opinion No. 15, "Earnings Per Share," and makes them comparable to international EPS standards. It requires the presentation of two EPS amounts, basic and diluted, on the face of the income statement for all entities with complex capital structures and the restatement of all prior period EPS calculations presented. Previously reported EPS amounts were not affected by the adoption of this new standard. Basic earnings per share represents net income (loss) divided by the weighted average shares outstanding. Diluted earnings per share represents net income (loss) divided by the weighted average shares outstanding adjusted for the incremental dilution of common stock equivalents. There were no differences between basic and diluted EPS for 1995, 1996 and 1997.

  Recent Accounting Pronouncements

  Statement of Financial Accounting Standards No. 131 ("SFAS 131"), "Disclosures About Segments of an Enterprise and Related Information," introduces a new model for segment reporting, called the "management approach." The management approach is based on the way that management organizes segments within a company for making operating decisions and assessing performance. Reportable segments can be based on

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES products and services, geography, legal structure, management structure--any manner in which management disaggregates a company. The management approach replaces the notion of industry and geographic segments in current accounting standards. SFAS 131 is effective for fiscal years beginning after December 15, 1997. However, SFAS 131 need not be applied to interim statements in the initial year of application. SFAS 131 requires restatement of all prior period information reported. The Company intends to adopt this standard when required and is in the process of determining the effect of SFAS 131 on the Company's financial statement disclosures.

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The statement is intended to eliminate the diversity in practice in accounting for internal-use software costs and improve financial reporting. The statement is effective for fiscal years beginning after December 15, 1998. The Company is in the process of determining the effect of this statement on the Company's consolidated financial position and results of operations.

   Reclassifications

   Certain reclassifications have been made to the prior years' consolidated financial statements to conform with the current year presentation.

3. INVENTORIES

   Inventories consist of the following:

                                                DECEMBER 31,
                                           -----------------------   JUNE 30,
                                              1996        1997         1998
                                           ----------  -----------  -----------
                                                                    (UNAUDITED)
   Raw materials.........................  $4,628,630  $ 4,406,475  $ 6,879,725
   Work-in-process.......................   1,969,079    2,037,581    3,181,226
   Finished goods........................   2,630,800    4,552,259    7,107,334
                                           ----------  -----------  -----------
   Total inventories.....................  $9,228,509  $10,996,315  $17,168,285
                                           ==========  ===========  ===========

4. PROPERTY AND EQUIPMENT

   Property and equipment consist of the following:

                                                DECEMBER 31,
                                           -----------------------   JUNE 30,
                                              1996        1997         1998
                                           ----------  -----------  -----------
                                                                    (UNAUDITED)
   Machinery and equipment...............  $   77,549  $   117,458  $   122,124
   Furniture and fixtures................      66,740       85,233      124,347
   Automobiles...........................      10,032       12,629       12,629
   Computer equipment and software.......     114,679      269,148      619,314
   Leasehold improvements................      83,844       86,730       86,730
                                           ----------  -----------  -----------
                                              352,844      571,198      965,144
   Less--Accumulated depreciation and
    amortization.........................     (57,457)    (189,324)    (256,405)
                                           ----------  -----------  -----------
                                           $  295,387  $   381,874  $   708,739
                                           ==========  ===========  ===========

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

5. FACTORING AND FINANCING ARRANGEMENTS

   Substantially all of the Company's accounts receivable are factored on a nonrecourse basis. Borrowings are subject to a monthly processing charge equal to 0.7% on gross sales up to $25 million, 0.65% on gross sales between $25 million and $75 million and 0.6% of gross sales over $75 million. Interest on advances made by the factor is charged at .5% over prime (9% at December 31, 1997) and the factoring agreement is collateralized by the Company's receivables and inventory. The agreement expires on May 31, 2000 and may be terminated at the option of the factor with 60 days written notice. The factor also guarantees the Company's letters of credit. The uncollected balance of receivables held by the factor as of December 31, 1996 and 1997 and June 30, 1998 was approximately $11.2 million, $17.5 million and $21.4 million, respectively. Total charges, including interest expense, factoring fees and commissions, were $1,047,034, $2,055,986, $2,764,761, $1,131,969 and
$1,478,836 for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, respectively. Such charges are included in factoring and financing costs in the accompanying consolidated financial statements.

6. DEBT

   Long-term debt consists of the following:

                                             DECEMBER 31,
                                        ------------------------   JUNE 30,
                                           1996         1997         1998
                                        -----------  -----------  -----------
                                                                  (UNAUDITED)
   BankBoston, N.A. term note pay-
    able--$15 million term loan bor-
    rowed on May 17, 1996. The term
    note bears interest at the greater
    of the lender's base rate or the
    federal funds effective rate plus
    1.25% (9.75% at December 31,
    1997). The term note is payable in
    quarterly principal installments
    of $100,000 through December 31,
    1998. Quarterly principal payments
    increase to $500,000 through March
    2001 with a final payment of
    $8,700,000 due in May 2001. (a)...  $14,000,000  $13,700,000  $13,500,000
   Term note payable--$2 million term
    loan borrowed on November 20,
    1996. The term note bears interest
    at prime plus 1% (9.5% at December
    31, 1997). The term note is pay-
    able in quarterly principal pay-
    ments of $250,000 through November
    1, 1998...........................    2,000,000    1,000,000      500,000
   BancBoston Ventures, Inc., ("BBV")
    subordinated note payable--$3 mil-
    lion note payable due to a stock-
    holder of the Company. The note
    payable bears interest at 7% per
    annum and is due on May 15, 2001.
    The note payable is subordinated
    to the Company's term notes
    payable. (a)......................    3,000,000    3,000,000    3,000,000
   Subordinated note payable--note
    payable due to a stockholder of
    the Company. The note payable
    bears interest at prime plus 0.5%
    (9% at December 31, 1997), is sub-
    ordinated through April 1, 1998
    and is due on
    January 1, 2000...................          --     2,000,000    2,000,000
                                        -----------  -----------  -----------
                                         19,000,000   19,700,000   19,000,000
   Less--Current maturities of long-
    term debt.........................   (1,400,000)  (1,200,000)    (500,000)
                                        -----------  -----------  -----------
   Long-term debt.....................  $17,600,000  $18,500,000  $18,500,000
                                        ===========  ===========  ===========

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

   (a) During July 1998, the term note payable was amended to defer quarterly payments due from September 1998 through June 1999 until July 1999. These payments total $1,300,000 and have been reflected in the accompanying consolidated financial statements at December 31, 1997 and June 30, 1998 as long-term. In addition, the $15 million term note payable and the $3 million subordinated note payable agreements were also amended in June 1998 to require the prepayment of such notes if the Company successfully completes an equity offering with net proceeds of no less than $19.0 million and in consideration thereof, BBV agreed that upon such prepayment it will contribute 569,200 shares of Common Stock to the capital of the Company.

   Under the provisions of the term notes, the Company is required to maintain certain financial ratios and comply with other financial conditions. The term notes also prohibit the Company from incurring certain additional indebtedness, limit certain investments, advances or loans and restrict substantial asset sales. At December 31, 1996 and 1997 and June 30, 1998, the Company was not in compliance with certain financial ratio covenants relating to dilution and minimum earnings before interest, income taxes, depreciation and amortization ratios, as defined. The Company obtained waivers related to the noncompliance through July 1999.

   The aggregate principal maturities of debt as of December 31, 1997 are as follows:

   1998............................................................. $ 1,200,000
   1999.............................................................   2,300,000
   2000.............................................................   2,000,000
   2001.............................................................  14,200,000
                                                                     -----------
                                                                     $19,700,000
                                                                     ===========

7. CAPITAL LEASE OBLIGATION

   Capital lease obligation consists of the following:

                                                        DECEMBER 31,  JUNE 30,
                                                        ------------ -----------
                                                         1996  1997     1998
                                                        ------ ----- -----------
                                                                     (UNAUDITED)
Capital lease obligation due through May 2003 with in-
 terest at 8.3% and secured by the related equipment..     --    --    279,178
Less--Current maturities of capital lease obligation..     --    --    (47,973)
                                                        ------ -----  --------
Capital lease obligation..............................  $  --  $ --   $231,205
                                                        ====== =====  ========

  Minimum annual payments under the capital lease, including interest, are as follows at June 30, 1998:

   1998 (remaining six months)........................................ $ 34,674
   1999...............................................................   69,348
   2000...............................................................   69,348
   2001...............................................................   69,348
   2002...............................................................   69,348
   2003 and thereafter................................................   28,891
                                                                       --------
     Present value of future minimum lease obligations................  340,957
   Less--Amount representing interest.................................  (61,779)
                                                                       --------
     Net minimum payment..............................................  279,178
   Less--Current maturities of capital lease obligation...............  (47,973)
                                                                       --------
   Capital lease obligation........................................... $231,205
                                                                       ========

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

8. STOCKHOLDERS' EQUITY (DEFICIENCY)

   Recapitalization

   In connection with the recapitalization in May 1996 (see Note 1), the Company repurchased 4,960,000 shares of common stock from a former stockholder for $11,380,000. Such shares are included in treasury stock in the accompanying consolidated financial statements. In addition, the majority stockholder also transferred 595,200 shares of the Company's common stock to three individuals as compensation for services provided to the Company in connection with the $18,000,000 financing (see Notes 1 and 6). Accordingly, the Company recorded the fair market value of the 595,200 shares transferred and the services provided ($685,714) as a credit to additional paid-in capital to reflect the contribution made by the majority stockholder.

   Incentive Stock Plan

   In November 1996, the Company adopted a Stock Incentive Plan (the "1996 Plan") covering up to 496,000 shares of the Company's Common Stock, pursuant to which officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive stock options, stock appreciation rights, restricted stock and restricted stock units. The selection of participants, grants to receive incentive stock options, stock appreciation rights, restricted stock and restricted stock units, determination of price and other conditions relating to the exercise of options is determined by the Board of Directors. In 1996, 99,200 shares of restricted stock were issued under the 1996 Plan. The accompanying consolidated financial statements include compensation expense recorded in 1996 totaling $15,680 related to the restricted stock issued. No other grants have been made under the 1996 Plan.

9. INCOME TAXES

   Federal and state income tax provision (benefit) are as follows:

                                         FOR THE YEARS      FOR THE SIX MONTHS
                                       ENDED DECEMBER 31,     ENDED JUNE 30,
                                       -------------------  -------------------
                                         1996       1997      1997       1998
                                       ---------  --------  ---------  --------
                                                               (UNAUDITED)
   Federal:
    Current........................... $(246,535) $241,103  $(275,171) $347,256
    Deferred..........................  (309,091) (133,024)   (98,868)  (97,318)
   State and local:
    Current...........................   (61,288)  114,509   (130,690)  164,925
    Deferred..........................   (81,818)  (67,235)   (32,915)  (55,603)
   Valuation allowance................   683,732   (95,675)   537,644       --
                                       ---------  --------  ---------  --------
                                       $(15,000)  $ 59,678  $     --   $359,260
                                       =========  ========  =========  ========

   The differences in federal income taxes provided and the amounts determined by applying the Federal statutory tax rate (34%) to income (loss) before income taxes result from the following:


                                           FOR THE YEARS     FOR THE SIX MONTHS
                                        ENDED DECEMBER 31,     ENDED JUNE 30,
                                        -------------------  -------------------
                                           1996      1997       1997      1998
                                        ---------  --------  ---------  --------
                                                                (UNAUDITED)
   Tax at statutory rate................ $(567,992) $28,774  $(480,790) $241,863
   Add (deduct) the effect of:
    State income taxes..................   (94,450)  31,201   (107,979)   72,152
    Nondeductible expenses..............   (36,290)  95,378     51,125    45,245
    Change in valuation allowance.......   683,732  (95,675)   537,644       --
                                         ---------  -------  ---------  --------
                                         $(15,000)  $59,678  $     --   $359,260
                                         =========  =======  =========  ========

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

  During 1995, the Company had elected S Corporation status for Federal, New York and New Jersey State income tax purposes. Accordingly, the provision for income taxes reflected in the accompanying consolidated statements of operations for the year ended December 31, 1995 is substantially lower than the pro forma provision reflecting the income tax provision as if the Company were a C Corporation for Federal and state income tax purposes. The difference in taxes provided in 1995 and the amounts determined by applying the Federal statutory tax rate (34%) is due to the Company's S Corporation election.

The components of deferred income tax assets and liabilities, are as follows:

                                                  DECEMBER 31,
                                               --------------------   JUNE 30,
                                                 1996       1997        1998
                                               ---------  ---------  -----------
                                                                     (UNAUDITED)
   Current deferred income tax assets:
    Net operating loss carryforwards.......... $ 307,823  $     --    $     --
    Reserves and other, net...................   390,909    588,057     740,978
                                               ---------  ---------   ---------
     Total deferred income tax asset..........   698,732    588,057     740,978
     Valuation allowance......................  (683,732)  (588,057)   (588,057)
                                               ---------  ---------   ---------
                                               $  15,000  $     --    $ 152,921
                                               =========  =========   =========

  The principal difference between the carryforwards available for tax return purposes and financial reporting relates to reserves that have been recognized in the financial statements that will result in future tax-deductible amounts. The Company concluded based on objective evidence that it could not overcome the presumption that it was more likely than not that it would fully realize the deferred tax assets included in the consolidated financial statements as of December 31, 1996 and 1997. Accordingly, a valuation allowance has been recorded to fully reserve the Company's deferred tax assets at December 31, 1996 and 1997. The Company had income before income taxes of $711,361 for the six months ended June 30, 1998 and has concluded that based on the current results it would not increase the reserve relating to the deferred tax assets. Accordingly, a benefit of $152,921 has been reflected in the results of operations for the six months ended June 30, 1998.

  Sales by Periscope I or existing shareholders of common stock can cause a "change of control," as defined in Section 382 of the Internal Revenue Code of 1986, as amended, which would limit the ability of Periscope I or its subsidiaries to utilize these loss carryforwards in later tax periods. Should such a change of control occur, the amount of loss carryforwards available for use in any one year would most likely be substantially reduced. Future treasury regulations, administrative rulings or court decisions may also effect Periscope I's future utilization of its loss carryforwards.

10.  COMMITMENTS AND CONTINGENCIES

  Litigation

  The Company and its subsidiaries are from time to time parties to litigation arising in the normal course of their business. Management believes that none of these actions will have a material adverse effect on the financial position or results of operations of the Company and its subsidiaries.

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

  Lease Commitments

  The Company is obligated under noncancelable operating leases for manufacturing, showroom and administrative facilities. Approximate future minimum annual lease payments, exclusive of required payments for increases in real estate taxes and operating costs, as of December 31, 1997 are as follows

   YEAR ENDING DECEMBER 31:
   ------------------------
   1998............................................................ $  568,333
   1999............................................................    571,716
   2000............................................................    505,187
   2001............................................................    305,600
   2002............................................................    101,867
                                                                    ----------
                                                                    $2,052,703
                                                                    ==========

  Rent expense was $502,250, $658,789, $653,061, $321,717 and $323,785 for the
years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, respectively.

  Consulting and Noncompetition Agreement

  On May 15, 1996, the Company entered into a five-year consulting and noncompetition agreement with a former stockholder. The agreement calls for an annual fee of $75,000, payable in weekly installments, through May 2001. Charges under the agreement totaled $52,768, $75,000, $37,500 and $37,500 for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997 and 1998, respectively.

  Employment Agreements

  On May 17, 1996, the Company entered into an employment agreement with its president, which expires on May 15, 2003. The agreement provides for an annual salary of $1,700,000 for the first contract year, adjusted in the remaining contract years at the discretion of the Company. In addition, the president receives an annual discretionary expense account in the amount of $300,000. During 1997, the employment agreement was amended to reduce total annual compensation to approximately $1,500,000. In addition, effective January 1, 1998, the employment agreement was further amended to provide for base salary of $500,000, a $450,000 performance based bonus and a $50,000 business expense allowance.

  In May 1998, the Company also entered into employment agreements with two of its key executives. One agreement provides for annual base compensation of $184,000 and additional compensation based on achieving certain performance criteria. This agreement is for a three year term commencing on July 1, 1998. The second agreement is for a five year term expiring in April 2003 and provides for annual compensation of approximately $168,000.

  Letters of Credit

  The Company had approximately $2,300,000, $1,500,000 and $950,000 of open letters of credit outstanding as of December 31, 1996 and 1997 and June 30, 1998, respectively.

11.  PROFIT SHARING PLAN

  The Company has a profit sharing plan which provides retirement benefits to substantially all employees. Contributions are discretionary on the part of the Company and are not allowed on the part of employees. There were no contributions for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998.

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

12. SIGNIFICANT CUSTOMERS

  In 1995, Charming Shoppes and Lerner accounted for 16.0% and 14.9% of gross sales, respectively. In 1996, Cato Stores, Charming Shoppes and Sears accounted for 10.3%, 15.9% and 11.8% of gross sales, respectively. In 1997, Charming Shoppes and Sears accounted for 13.4% and 12.1% of gross sales, respectively. For the six months ended June 30, 1997, Charming Shoppes, Sears and Wal-Mart accounted for 11.8%, 16.1% and 11.1% of gross sales, respectively. For the six months ended June 30, 1998, Charming Shoppes, Costco Wholesale, K-mart and Sears accounted for 10.4%, 10.5%, 30.1% and 13.3% of gross sales, respectively.

13. RELATED PARTY TRANSACTIONS

  On May 17, 1996, the Company converted advances totaling $950,000 due from its president into a loan. The agreement provided for the loan to be forgiven over a 20-year period in lieu of services provided to the Company by the president. However, on April 17, 1997, the agreement was amended to charge interest on the loan at a rate of prime plus 0.5% (9% at December 31, 1997) and to provide for repayment of the loan in full in January 2000. Prior to the amendment to the loan agreement, the Company recorded compensation expense of $29,687, $13,854 and $13,854 for the years ended December 31, 1996 and 1997 and for the six months ended June 30, 1997, respectively.

  Included in other receivable at December 31, 1997 and June 30, 1998 are advances due from a manufacturing contractor utilized by the Company totaling $364,000 and $1,066,000, respectively. The advances are due on demand and are non-interest bearing.

  The Company purchases manufacturing-related services from Leo Ashkinadze Cutting ("LAC") and JC Cutting Inc. ("JC Cutting"). An employee of the Company owns both LAC and JC Cutting. Total fees paid to LAC and JC Cutting for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998 were $497,636, $179,664, $462,603, $218,841 and $333,355, respectively.

  The Company paid performance compensation to S.R.P. Sales, Inc. ("S.R.P."). An executive officer of the Company controls S.R.P. Total fees paid to S.R.P. for the years ended December 31, 1995, 1996 and 1997 and for the six months ended June 30, 1997 and 1998 were $371,867, $560,702, $1,025,491, $405,993 and $317,649.

  The Company purchases transportation-related services from Global Air, Inc., ("Global"). The president of the Company is a principal shareholder of Global. Total fees paid to Global for the years ended December 31, 1996 and 1997 and for six months ended June 30, 1997 were $39,470, $64,101 and $36,216, respectively. No such fees were paid to Global during the year ended December 31, 1995 and the six months ended June 30, 1998.

14. SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

  Cash paid for interest and income taxes were as follows:


                                   FOR THE YEARS           FOR THE SIX MONTHS
                                  ENDED DECEMBER 31,         ENDED JUNE 30,
                           ------------------------------ ---------------------
                             1995      1996       1997       1997       1998
                           -------- ---------- ---------- ---------- ----------
                                                               (UNAUDITED)
   Interest............... $594,069 $2,435,538 $3,604,347 $1,654,015 $1,968,763
   Income taxes...........  234,500    559,981     14,136      3,222      6,751
                           ======== ========== ========== ========== ==========

                 PERISCOPE I SPORTSWEAR INC. AND SUBSIDIARIES

  Noncash financing activity was as follows:

                                                                 FOR THE SIX
                                         FOR THE YEARS ENDED        MONTHS
                                            DECEMBER 31,        ENDED JUNE 30,
                                       ----------------------- ----------------
                                        1995    1996    1997    1997     1998
                                       ------- ------- ------- ------- --------
                                                                 (UNAUDITED)
   Capital lease obligation incurred.  $   --  $   --  $   --  $   --  $283,000
                                       ======= ======= ======= ======= ========

  In May 1996, the remaining majority stockholder transferred 595,200 shares of the Company's common stock to three individuals as consideration for services provided to the Company in connection with the $18,000,000 financing (see Note 1 and 6). Accordingly, the Company recorded the fair value of the 595,200 shares transferred and the services provided ($685,714) as deferred financing costs and as a credit to additional paid-in capital to reflect the contribution made by the majority stockholder (see Note 8). The Company has reflected this transaction as a noncash financing activity and has excluded these amounts from the consolidated statement of cash flows for the year ended December 31, 1996.

15. SUBSEQUENT EVENTS

  Reorganization

  During May 1998, Periscope Sportswear, Inc., a wholly owned subsidiary was incorporated in the State of Delaware. On July 21, 1988, Periscope I merged with Periscope Sportswear, Inc. with the successor company being Periscope Sportswear, Inc. In connection with this reincorporation, the Company effectuated a 124,000-for-1 stock split of its Common Stock. The accompanying consolidated financial statements retroactively reflect the stock split for all periods presented.

  Initial Public Offering

  The Company intends to offer shares of its common stock to the general public in an initial public offering (the "Offering"). At December 31, 1997 and June 30, 1998, deferred offering costs total $10,000 and $377,278, respectively, of costs incurred in connection with the Offering of the Company's common stock. These costs will be charged against additional paid-in capital upon the successful completion of the Offering. If the Offering is unsuccessful, such costs will be charged to expense.

  The Company intends to utilize a portion of the net proceeds of the Offering to repay the $15,000,000 term note payable and the $3,000,000 subordinated note payable (see Note 6). If the Offering is successful and such repayment occurs, the Company will expense the remaining deferred financing costs at that date in the consolidated statement of operations.

  Stock Option Plan

  In May 1998, the Company adopted a Stock Option Plan (the "Stock Option Plan"), pursuant to which officers, directors and key employees of the Company and consultants to the Company are eligible to receive incentive stock options and nonqualified stock options. The Stock Option Plan expires in May 2008. The number of shares available for grant under the Stock Option Plan is 750,000. The selection of participants, grant of options, determination of price and other conditions relating to the exercise of options is determined by the entire Board of Directors. Incentive stock options granted under the Stock Option Plan are exercisable for a period of up to 10 years from the date of grant at an exercise price which is not less than the fair market value of a share of Common Stock on the date of the grant, except that the term of an incentive stock option granted under the Stock Option Plan to a stockholder owning more than 10% of the outstanding Common Stock may not exceed five years and its exercise price may not be less than 110% of the fair market value of a share of Common Stock on the date of the grant.

                                [ COMPANY LOGO ]

 The following customer names are super-imposed on a map of the United States:

                                Cato Corporation

                                  Fashion Bug

                                Costco Wholesale

                               Kmart Corporation

                                Montgomery Ward

                             Sears, Roebuck and Co.

                               Shopko Stores Inc.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.
                               ----------------
                               TABLE OF CONTENTS
                               ----------------

                                                                            PAGE
                                                                            ----
Prospectus Summary.........................................................   1
Risk Factors...............................................................   8
Use of Proceeds............................................................  13
Dividend Policy............................................................  13
Capitalization.............................................................  14
Dilution...................................................................  15
Selected Financial Data....................................................  16
Pro Forma Information......................................................  18
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations................................................................  21
Business...................................................................  27
Management.................................................................  39
Principal and Selling Stockholders.........................................  43
Certain Transactions.......................................................  44
Description of Capital Stock...............................................  45
Shares Eligible for Future Sale............................................  47
Underwriting...............................................................  48
Legal Matters..............................................................  50
Experts....................................................................  50
Additional Information.....................................................  50
Special Note Regarding Forward-Looking Statements..........................  51
Index to Financial Statements.............................................. F-1

  UNTIL      , 1998 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL BROKER-
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY IS IN ADDITION TO THE OBLIGATIONS OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS, AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                               3,195,200 SHARES


                             [LOGO OF PERISCOPE]

                                 COMMON STOCK

                          PERISCOPE SPORTSWEAR, INC.

                               ----------------
                                  PROSPECTUS
                               ----------------

                           SUTRO & CO. INCORPORATED

                            L.H. FRIEND, WEINRESS,
                           FRANKSON & PRESSON, INC.

                          SCOTT & STRINGFELLOW, INC.

                                       , 1998
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following are the expenses of the issuance and distribution of the securities being registered, other than underwriting commissions and expenses, all of which will be paid by the Company. Other than the SEC registration fee and the NASD filing fees all of such expenses are estimated.

Registration fee...................................................... $ 16,105
NASD fee.............................................................. $  5,877
Printing expenses..................................................... $100,000
Accounting fees and expenses.......................................... $350,000
Legal fees and expenses............................................... $275,000
State securities law fees and expenses................................ $ 10,000
Transfer agent and registrar fees and expenses........................ $  5,000
Miscellaneous......................................................... $ 63,018
                                                                       --------
  Total............................................................... $825,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Underwriting Agreement provides for reciprocal indemnification between the Company and its controlling persons, on the one hand, and the Underwriters and their respective controlling persons, on the other hand, against certain liabilities in connection with this Offering, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Registrant's Certificate of Incorporation and By-Laws provide that the Registrant shall indemnify its directors to the full extent permitted by the General corporation Law of the state of Delaware (the "DGCL") and may indemnify any such person with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense, or for any amounts paid in settlement of an action indemnified against by the Registrant without the prior written consent of the Registrant. The Registrant intends to enter into indemnity agreements with each of its directors. These agreements may require the Registrant, among other things, to indemnify such directors against certain liabilities that may arise by reason of their status or service as directors, and to advance expenses to them as they incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification, and to obtain directors' liability insurance if available on reasonable terms.

  In addition, the Registrant's Certificate of Incorporation provides that a director of the Registrant shall not be personally liable to the Registrant or its stockholders for monetary damages for breach of his or her fiduciary duty as director, except for liability (i) for any breach of the directors' duty or loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which are intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of any other lawfully available funds or (iv) for any transaction from which the director derives an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  In May 1996, Glenn Sands, the Company's President and Chief Executive Officer, sold 14 shares of Common Stock to BancBoston Ventures, Inc. for $2.0 million. At the time of such sale, Mr. Sands owned 100% of the outstanding shares of the Company. Such shares were acquired for investment in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

  In May 1996, Glenn Sands, the Company's President and Chief Executive Officer, sold 4.8 shares of Common Stock to three individuals unaffiliated with the Company, in consideration for past services. At the time of such sale, Mr. Sands owned 100% of the outstanding shares of the Company. Such shares were acquired for investment in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

  On November 1, 1996, the Registrant issued .8 shares of Common Stock to Scott Pianin, the Company's Executive Vice President and Chief Operating Officer, in consideration for past services. Such shares were acquired for investment in a transaction exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) thereof.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (A) EXHIBITS:

 EXHIBIT
   NO.                               DESCRIPTION
 -------                             -----------
  1.1    Form of Underwriting Agreement*
  3.1    Certificate of Incorporation of the Company+
  3.2    By-Laws of the Company+
  4.1    Specimen Stock Certificate*
  5.1    Form of Opinion of Morse, Zelnick, Rose & Lander, LLP+
 10.1    Stock Option Plan+
 10.2    Employment Agreement between the Company and Glenn Sands*
 10.3    Employment Agreement between the Company and Scott Pianin*
 10.4    Employment Agreement between the Company and Raymond Kuslansky*
 10.5    Lease between the Company and Gettinger Associates*
 10.6    Lease between the Company and Hartz Mountain Industries, Inc. for distribution facility*
 10.7    Term Loan Agreement between Periscope I Sportswear, Inc. and
         BankBoston, N.A. (formerly known as The First National Bank of
         Boston), together with the Sixth Amendment thereto*
 10.8    Securities Purchase Agreement among Periscope I Sportswear, Inc.,
         Glenn Sands and BancBoston Ventures, Inc.*
 10.9    Agreement between the Company and BancBoston Ventures, Inc. with respect to contribution of shares of Common Stock to the capital of the Company*
 16.1    Letter regarding change in certifying accountant+
 21.1    Subsidiaries of the Registrant*
 23.1    Consent of Arthur Andersen LLP+
 23.2    Consent of Friedman Alpren & Green LLP+
 23.3    Consent of Morse, Zelnick, Rose & Lander, LLP (included in Exhibit
         5.1)*
 23.4    Consent of Standard & Poor's Apparel and Footwear Industry Survey+
 24.1    Power of Attorney (included in signature page)
 27.1    Financial Data Schedule+

--------
* To be filed by amendment
+ Previously filed

  (B) FINANCIAL STATEMENT SCHEDULES:

   Index to Financial Statement Schedules................................... S-1
   Report of Independent Public Accountants................................. S-2
   Independent Auditor's Report............................................. S-3
   Schedule II--Valuation and Qualifying Accounts........................... S-4

  All other schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Company's Consolidated Financial Statements or the Notes thereto.

ITEM 17. CERTAIN UNDERTAKINGS

  A. The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

  B. The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NEW YORK, STATE OF NEW YORK ON JULY 24, 1998.

                                          Periscope Sportswear, Inc.

                                                      /s/ Glenn Sands
                                          by: _________________________________
                                                        GLENN SANDS
                                                         President

  ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Glenn Sands and George Lander, or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all pre- or post-effective amendments to this Registration Statement, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any one of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JULY 24, 1998.

              SIGNATURE                                   TITLE
              ---------                                   -----

           /s/ Glenn Sands                President, Chief Executive Officer
-------------------------------------     and Director
             GLENN SANDS

        /s/ Raymond Kuslansky             Chief Financial Officer (principal
-------------------------------------     financial and accounting officer)
          RAYMOND KUSLANSKY

          /s/ Scott Pianin                Director
-------------------------------------
            SCOTT PIANIN

                          PERISCOPE I SPORTSWEAR, INC
                     INDEX TO FINANCIAL STATEMENT SCHEDULES

                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants................................... S-2
Independent Auditors' Report............................................... S-3
Schedule II--Valuation and Qualifying Accounts............................. S-4

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Periscope I Sportswear, Inc.:

  We have audited in accordance with generally accepted auditing standards, the financial statements of Periscope I Sportswear, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated June 8, 1998. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above for the year ended December 31, 1997 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ ARTHUR ANDERSEN LLP

New York, New York
June 8, 1998

                         INDEPENDENT AUDITORS' REPORT

To Periscope I Sportswear, Inc.:

  We have audited in accordance with generally accepted auditing standards, the financial statements of Periscope I Sportswear, Inc. and subsidiaries included in this registration statement and have issued our report thereon dated March 3, 1997. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedule listed in the index above for the years ended December 31, 1995 and 1996 is the responsibility of the Company's management and is presented for purposes of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

                                          /s/ FRIEDMAN ALPREN & GREEN LLP

New York, New York
March 3, 1997

                    PERISCOPE SPORTSWEAR I AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
              FOR THE YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

                          BALANCE AT                                 BALANCE AT
                          BEGINNING                        WRITE-      END OF
                           OF YEAR   PROVISION RECOVERIES   OFFS        YEAR
                          ---------- --------- ---------- ---------  ----------
Year Ended December 31,
 1995:
 Allowance for doubtful
  accounts...............  $50,000   $102,441   $ 2,755   $(105,196)  $50,000
                           -------   --------   -------   ---------   -------
Year Ended December 31,
 1996:
 Allowance for doubtful
  accounts...............  $50,000   $ 17,572       --    $ (17,572)  $50,000
                           -------   --------   -------   ---------   -------
Year Ended December 31,
 1997:
 Allowance for doubtful
  accounts...............  $50,000   $196,847   $78,783   $(275,630)  $50,000
                           -------   --------   -------   ---------   -------




  The accompanying notes to consolidated financial statements are an integral part of these schedules.